                                                                   EXHIBIT 13(a)

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 10-K

          [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

                For the fiscal year ended December 29, 1996 or

          [_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from _____ to _____

                         Commission File Number 1-4825

                             WEYERHAEUSER COMPANY

A Washington Corporation                    (IRS Employer Identification No
                                               91-0470860)

                           Tacoma, Washington  98477
                           CTelephone (206) 924-2345

     Securities registered pursuant to Section 12(b) of the Act:

                                       Name of Each Exchange on
      Title of Each Class                  Which Registered
-------------------------------        -------------------------
Common Shares ($1.25 par value)        Chicago Stock Exchange
                                       New York Stock Exchange
                                       Pacific Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.  Yes  X  No   .
                                        ---   ---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [_].

As of February 21, 1997, 198,549,288 shares of the registrant's common stock ($1.25 par value) were outstanding and the aggregate market value of the registrant's voting shares held by non-affiliates was approximately $9,182,904,570.

                      DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Annual Report to Shareholders for the fiscal year ended December 29, 1996 are incorporated by reference into Parts I, II and IV.

Portions of the Notice of 1997 Annual Meeting of Shareholders and Proxy Statement are incorporated by reference into Part III.

                     Weyerhaeuser Company and Subsidiaries

                               TABLE OF CONTENTS

PART I                                                                    Page
                                                                          ----
Item 1.   Business                                                          3
Item 2.   Properties                                                        7
Item 3.   Legal Proceedings                                                10
Item 4.   Submission of Matters to a Vote of Security Holders              12

PART II

Item 5.   Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters                    13
Item 6.   Selected Financial Data                                          13
Item 7.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations                              13
Item 8.   Financial Statements and Supplementary Information               13
Item 9.   Changes in and Disagreements with Accountants on
          Accounting and Financial Disclosure                              13

PART III

Item 10.  Directors and Executive Officers of the Registrant               14
Item 11.  Executive Compensation                                           14
Item 12.  Security Ownership of Certain Beneficial Owners
          and Management                                                   14
Item 13.  Certain Relationships and Related Transactions                   14


PART IV

Item 14.  Exhibits, Financial Statement Schedules and
          Reports on Form 8-K                                              15

          Signatures                                                       16

          Report of Independent Public Accountants on
          Financial Statement Schedules                                    17
          Schedule II   Valuation and Qualifying Accounts                  18

                     Weyerhaeuser Company and Subsidiaries

                                    PART I

Item 1.   Business
------------------

Weyerhaeuser Company (the company) was incorporated in the state of Washington in January 1900, as Weyerhaeuser Timber Company. It is principally engaged in growing and harvesting of timber and the manufacture, distribution and sale of forest products, real estate development and construction, and financial services. Its principal business segments include timberlands and wood products; pulp, paper and packaging; real estate; and financial services.

Information with respect to the description and general development of the company's business, included on pages 42 through 47, Description of the Business of the Company, contained in the company's 1996 Annual Report to Shareholders, is incorporated herein by reference.

Financial information with respect to industry segments, included in Note 18 of Notes to Financial Statements contained in the company's 1996 Annual Report to Shareholders, is incorporated herein by reference.

Timberlands and Wood Products

The company owns approximately 5.3 million acres of commercial forestland in the United States (61% in the South and 39% in the Pacific Northwest), most of it highly productive and located extremely well to serve both domestic and international markets. The company has, additionally, long-term license arrangements in Canada covering approximately 22.9 million acres (of which 15 million acres are considered to be productive forestland). The combined total timber inventory on these U.S. and Canadian lands is approximately 266 million cunits (a cunit is 100 cubic feet of solid wood), of which approximately 75% is softwood species. The relationship between cubic measurement and the quantity of end products that may be produced from timber varies according to the species, size and quality of timber, and will change through time as the mix of these variables changes. To sustain the timber supply from its fee timberlands, the company is engaged in extensive planting, suppression of nonmerchantable species, precommercial and commercial thinning, fertilization and operational pruning, all of which increase the yield from its fee timberland acreage.

                   Inventory    Thousands of Acres at December 29, 1996
                   ---------  ---------------------------------------------
                    Millions     Fee     Long-term      License
                   of Cunits  Ownership    Leases     Arrangements    Total
                   ---------  ---------  ----------   ------------   -------
Geographic Area

United States
   West                57       2,077         --            --         2,077
   South               35       3,249        229            --         3,478
                      ---       -----        ---        ------        ------
Total United
     States            92       5,326        229            --         5,555
                      ---       -----        ---        ------        ------

Canada
   Alberta             91          --         --         6,704         6,704
   British
    Columbia           10          38         --         3,800         3,838
   Saskatchewan        73          --         --        12,359        12,359
                      ---       -----        ---        ------        ------
Total Canada          174          38         --        22,863        22,901
                      ---       -----        ---        ------        ------

TOTAL                 266       5,364        229        22,863        28,456
                      ===       =====        ===        ======        ======

                                                    Thousands of Acres
                   Thousands of Acres  Millions of -----------------------
                   ------------------   Seedlings  Stocking
                   Harvested  Planted    Planted    Control  Fertilization
                   ---------  -------   ---------- --------  -------------
1996 Activity
West                 38.0        42.6       21.7       4.0          48.4
South                51.9        45.2       25.5        .5         223.1
                     ----        ----       ----       ---         -----
Total United
  States             89.9        87.8       47.2       4.5         271.5
                     ====        ====       ====       ===         =====

                     Weyerhaeuser Company and Subsidiaries

                                    PART I


Item 1.   Business - Continued
------------------------------

The company's wood products businesses produce and sell softwood lumber, plywood and veneer; composite panels; oriented strand board; hardwood lumber and plywood; doors; treated products; logs; chips and timber. These products are sold primarily through the company's own sales organizations. Building materials are sold to wholesalers, retailers and industrial users.

Sales volumes by major product class are as follows (millions):

                                       1996      1995      1994      1993      1992
                                      ------    ------    ------    ------    ------
Raw materials - cubic ft.                577      535       564       547       545
Softwood lumber - board ft.            4,745    4,515     4,402     4,230     3,440
Softwood plywood and veneer -
  sq. ft. (3/8")                       2,172    2,324     2,685     2,435     2,227
Composite panels - sq. ft. (3/4")        604      648       660       626       590
Oriented strand board -
  sq. ft. (3/8")                       2,083    1,931     1,803     1,672     1,484
Hardboard - sq. ft. (7/16")              193      201       167       140       133
Hardwood lumber - board ft.              349      293       254       240       218
Engineered wood products -
  lineal ft.                             116      128        71        47        --
Hardwood doors (thousands)               652      648       617       556       514


Selected product prices:

                                            1996      1995      1994      1993      1992
                                           ------    ------    ------    ------    ------
Export logs (#2 sawlog-
 bark on) - $/MBF
  Cascade - Douglas fir                     $1,330   $1,365    $1,168    $1,224     $930
  Coastal - Hemlock                            611      750       804       831      562
  Coastal - Douglas fir                      1,246    1,217     1,085     1,104      858

Lumber (common) - $/MBF
  2x4 Douglas fir (kiln dried)                 422      332       408       418      295
  2x4 Douglas fir (green)                      386      308       364       383      261
  2x4 Southern yellow
   pine (kiln dried)                           422      364       419       397      285
  2x4 Spruce-pine-fir
   (kiln dried)                                351      251       343       334      231

Plywood (1/2" CDX) - $/MSF
  West                                         307      331       334       321      281
  South                                        256      301       298       282      249

Oriented strand board
  (7/16"-24/16) North Central
   price - $/MSF                               184      245       265       236      217

                     Weyerhaeuser Company and Subsidiaries

                                    PART I


Item 1.   Business - Continued
------------------------------

Pulp, Paper and Packaging

The company's pulp, paper and packaging businesses include: Pulp, which manufactures chemical wood pulp for world markets; Newsprint, which manufactures newsprint at the company's North Pacific Paper Corporation mill and markets it to West Coast and Japanese newspaper publishers; Paper, which manufactures and markets a range of both coated and uncoated fine papers through paper merchants and printers; Containerboard Packaging, which manufactures linerboard and corrugating medium, which is primarily used in the production of corrugated packaging, and manufactures and markets industrial and agricultural packaging; Paperboard, which manufactures and markets bleached paperboard, used for production of liquid containers, to West Coast and Pacific Rim customers; Recycling, which operates an extensive wastepaper collection system and markets it to company mills and worldwide customers; and Chemicals, which produces chlorine, caustic and tall oil, which are used principally by the company's pulp, paper and packaging operations. In 1993, the Personal Care Products business, which manufactured disposable diapers marketed under the private-label brands of many of North America's largest retailers was sold through an initial public offering of stock.

Sales volumes by major product class are as follows (thousands):

                                   1996      1995      1994      1993      1992
                                  ------    ------    ------    ------    ------
Pulp - air-dry metric tons         1,868     2,060     2,068     1,886     1,238
Newsprint - metric tons              629       663       638       609       575
Paper - tons                       1,007     1,006       998       990       966
Paperboard - tons                    205       230       201       222       238
Containerboard - tons                346       259       254       290       318
Packaging - MSF                   42,323    34,342    34,483    31,386    29,414
Recycling - tons                   2,011     1,467       985       851       778
Personal care products -
  standard cases                      --        --        --        --    17,017

Selected product prices (per ton):

                                          1996    1995   1994   1993   1992
                                          ----    ----   ----   ----   ----
Pulp - NBKP-air-dry metric-U.S.           $579    $883   $566   $445   $551
Paper - uncoated free sheet-U.S.           745     946    617    627    630
Linerboard - 42 lb.-Eastern U.S.           367     505    367    295    343
Newsprint - metric - West Coast U.S.       636     662    460    435    433
OCC                                         53     128     78     27     30
ONP                                         18      99     46     16     13

                     Weyerhaeuser Company and Subsidiaries

                                    PART I


Item 1.   Business - Continued
------------------------------

Real Estate

The company, through its real estate subsidiary, Weyerhaeuser Real Estate Company, is engaged primarily in developing single-family housing and residential lots for sale, including the development of master-planned communities. Operations are mainly concentrated in selected metropolitan areas in Southern California, Nevada, Washington, Texas, Maryland and Virginia.

Volumes sold:

                                1996    1995    1994    1993    1992
                               ------  ------  ------  ------  ------
Single-family units (1)        2,773   3,114   3,934   3,879   3,917
Multi-family units (1)           234     117     475   1,141      60
Lots (1)                       2,522   1,628   2,157   1,372   2,762
Commercial space
  (thousand sq. ft.)             569      --     389      88     142

(1)  Includes one-half of joint venture sales.


Financial Services

The company, through its financial services subsidiary, Weyerhaeuser Financial Services, Inc., is involved in a range of financial services. The principal operating unit is Weyerhaeuser Mortgage Company, which has origination offices in 19 states, with a servicing portfolio of $4.4 billion involving approximately 46,000 loans throughout the country. Mortgages are resold in the secondary market through mortgage-backed securities to financial institutions and investors. Through its insurance services organization, it also offers a broad line of property, life and disability insurances.

The company has signed an agreement for the sale of its wholly owned subsidiary, Weyerhaeuser Mortgage Company. This sale is expected to close in the second quarter of 1997, subject to regulatory approvals and other contingencies. GNA Corporation, a subsidiary that specialized in the sale of life insurance annuities and mutual funds to the customers of financial institutions, was sold in April 1993. Republic Federal Savings & Loan Association, a subsidiary that operated in Southern California, was dissolved in 1992.

Volume information (millions):

                             1996     1995     1994    1993     1992
                            -------  -------  -------  ------  -------
Loan servicing portfolio    $ 4,354  $10,952  $11,300 $ 8,400  $ 9,800
Single-family
  loan originations           3,436    2,196    2,763   4,405    3,380

                     Weyerhaeuser Company and Subsidiaries

                                    PART I


Item 2.   Properties
--------------------

Timberlands and Wood Products

Facilities and annual production are summarized by major product class as follows (millions):

                                 Production  Number of
                                  Capacity  Facilities   1996   1995    1994   1993   1992
                                 ---------- ----------   ----   ----    ----   ----   ----
Logs - cubic ft.                      --        --        912    914     671    673    749
Softwood lumber - board ft.        3,765        28      3,695  3,419   3,249  3,135  2,782
Softwood plywood and veneer -
  sq. ft. (3/8")                   1,181         7      1,243  1,292   1,249  1,188  1,125
Composite panels
  - sq. ft. (3/4")                   585         5        535    583     594    564    540
Oriented strand
  board  -  sq. ft. (3/8")         2,105         6      1,687  1,654   1,568  1,443  1,234
Hardboard - sq. ft. -(7/16")          --        --         86    124     122    120    118
Hardwood lumber -  board ft.         409        11        333    278     229    221    210
Hardwood doors (thousands)           717         1        646    643     597    522    469

Principal manufacturing facilities are located as follows:

Softwood lumber and plywood           Hardwood lumber
Alabama, Arkansas, Georgia,           Arkansas, Oklahoma, Oregon,
Louisiana, Mississippi,               Pennsylvania, Washington and
North Carolina, Oklahoma, Oregon,     Wisconsin
Washington and Alberta, British
Columbia and Saskatchewan, Canada     Hardwood doors
                                      Wisconsin

Composite panels
Georgia, North Carolina, Oregon
and Wisconsin

Oriented strand board
Michigan, North Carolina, West
Virginia and Alberta, Canada

                     Weyerhaeuser Company and Subsidiaries

                                    PART I


Item 2.   Properties - Continued
--------------------------------

Pulp, Paper and Packaging


Facilities and annual production are summarized by major product class as follows (thousands):

                                   Production  Number of
                                    Capacity   Facilities    1996      1995      1994      1993      1992
                                    --------   ----------    ----      ----      ----      ----      ----
Pulp - air-dry
  metric tons                        2,145          8        2,004     2,159     2,041     2,096     1,506
Newsprint -  metric tons               700          1          631       687       651       618       588
Paper - tons                         1,076          5        1,034     1,060       982     1,007       971
Paperboard - tons                      220          1          206       229       189       217       229
Containerboard - tons                2,440          4        2,331     2,329     2,357     2,269     2,240
Packaging - MSF                     48,000         45       44,471    36,041    36,020    32,795    31,040
Recycling - tons                        --         40        3,428     2,754     2,042     1,847     1,692
Personal care products -
  standard cases                        --         --           --        --        --        --    16,743

Principal manufacturing facilities are located as follows:

Pulp                                 Containerboard
Georgia, Mississippi, North          North Carolina, Oklahoma and
Carolina, Washington and             Oregon
Alberta, British Columbia and
Saskatchewan, Canada                 Packaging
                                     Arizona, California,
Newsprint                            Connecticut, Florida, Georgia,
Washington                           Hawaii, Illinois, Indiana, Iowa,
                                     Kentucky, Maryland, Michigan,
Paper                                Minnesota, Mississippi,
Mississippi, North Carolina,         Missouri, Nebraska, New Jersey,
Washington, Wisconsin and            New York, North Carolina, Ohio,
Saskatchewan, Canada                 Oregon, Tennessee, Texas,
                                     Virginia, Washington and
Paperboard                           Wisconsin
Washington
                                     Recycling
                                     Arizona, California, Colorado,
                                     Florida, Georgia, Idaho,
                                     Illinois, Indiana, Iowa, Kansas,
                                     Maryland, Minnesota, Nebraska,
                                     North Carolina, Oklahoma,
                                     Oregon, Pennsylvania, Tennessee,
                                     Texas, Utah, Virginia,
                                     Washington, West Virginia and
                                     Alberta and British Columbia,
                                     Canada

                                     Chemicals
                                     Georgia, Mississippi, North
                                     Carolina, Oklahoma, Washington
                                     and Saskatchewan, Canada

                     Weyerhaeuser Company and Subsidiaries

                                    PART I


Item 2.   Properties - Continued
--------------------------------

Real Estate


The company has six primary facilities that operate in the following product lines and locations:



Single-family housing                Commercial development
California, Maryland, Nevada,        California, Florida, Maryland
Texas, Virginia and Washington       and Washington

Residential land development
Arkansas, California, Florida,
Georgia, Maryland, Nevada, North
Carolina, Texas, Virginia and
Washington


Financial Services

The company has four primary facilities that operate in the following product lines and locations:

Mortgage banking and insurance       Real estate investments
Branches in 19 states with major     Arizona, California, Colorado,
concentrations in California,        Nevada, Oregon and Washington
Hawaii, Nevada and Texas

Mortgage securities
California

Weyerhaeuser Company and Subsidiaries

PART I


Item 3.   Legal Proceedings
---------------------------

Trial began in May 1992 in a federal income tax refund case that the company filed in July 1989 in the United States Claims Court. The complaint seeks a refund of federal income taxes that the company contends it overpaid in 1977 through 1983. The alleged overpayments are the result of the disallowance of certain timber casualty losses and certain deductions claimed by the company arising from export transactions. The refund sought was approximately $29 million, plus statutory interest from the dates of the alleged overpayments. The company settled the portion of the case relating to export transactions and received a tax refund of approximately $10 million, plus statutory interest. In September 1994, the United States Court of Federal Claims issued an opinion on the casualty loss issues which will result in the allowance of additional tax refunds of approximately $2 million, plus statutory interest. Both the company and the government appealed the decision. On August 2, 1996, the Court of Appeals for the Federal Circuit issued its opinion on the remaining timber casualty loss issues, ruling in favor of the company on both the company's appeal and the government's appeal. The United States Supreme Court denied the government's request for certiorari on January 21, 1997.

On March 6, 1992, the company filed a complaint in the Superior Court for King County, Washington, against a number of insurance companies. The complaint seeks a declaratory judgment that the insurance companies named as defendants are obligated under the terms and conditions of the policies sold by them to the company to defend the company and to pay, on the company's behalf, certain claims asserted against the company. The claims relate to alleged environmental damage to third-party sites and to some of the company's own property to which allegedly toxic material was delivered or on which allegedly toxic material was placed in the past. Since December 1992, the company has agreed to settlements with all but one of the defendants. The remaining defendant provided first layer excess coverage during a three year period. That defendant's liability on groups of sites is being tried in phases. Two trials against the remaining defendant, affecting nine sites, began in October 1994 and February 1996 and resulted in verdicts assigning 100 percent clean-up responsibility to the defendant on three sites, partial responsibility on three others and a finding of no liability as to the remaining three. The trial court has ruled that the primary policy has been exhausted and imposed an obligation on the remaining defendant to provide a defense on one of the sites, a ruling that may be expanded to include other sites. After voluntary dismissal on 6 sites, trial for the remaining 10 sites has been set for June 1997.

The company received from the Lane County, Oregon Regional Air Pollution Control Authority (LRAPA) a draft Notice of Violation which seeks penalties for alleged Prevention of Significant Deterioration (PSD) violations at the company's Springfield, Oregon, particleboard operations. LRAPA informed the company in July 1995 that it will withdraw its draft Notice of Violation (NOV) and will not seek fines or penalties. On September 15, 1995, however, LRAPA issued a revised draft NOV (the Revised Draft NOV), which alleged that the Springfield particleboard facility had violated a condition of its Air Contaminant Discharge Permit. The allegations in the Revised Draft NOV are based upon the same facts and circumstances relied upon by LRAPA in the prior draft NOV. The company has contested LRAPA's issuance of the Revised Draft NOV. On June 8, 1996, the company and LRAPA entered into a Stipulated Final Order (SFO) to resolve all past and ongoing alleged PSD issues, contested matters and alleged violations associated with extended hours of operation at the Springfield particleboard facility. In exchange for a full resolution of all past and ongoing contested matters, the company agreed to pay a total civil penalty of $19.5 thousand, of which $7.5 thousand was paid directly to LRAPA. The remaining $12 thousand civil penalty was suspended. The company also agreed to implement a Supplemental Environmental Project (SEP) consisting of the funding of the preparation of a nitrogen oxides (Nox) emission inventory for Lane County. The emission inventory will be conducted by an outside environmental consultant at a cost not to exceed $40 thousand.

The company conducted a review of its 10 major pulp and paper facilities to evaluate the facilities' compliance with federal PSD regulations. The results of the reviews were disclosed to seven state agencies and the Environmental Protection Agency (EPA) during 1994 and 1995. At the Cosmopolis, Washington, Columbus, Mississippi, and Flint River, Georgia, facilities, the state regulatory agencies agreed with the company's conclusions regarding the status of each facility. For the Cosmopolis facility, the Washington Department of Ecology agreed the changes made at the facility did not require PSD review. For the Columbus and Flint River facilities, the states concluded the original PSD permits issued to the facilities require updating. The company will update emissions data for the Columbus and Flint River facilities as part of the Title V permitting process. No penalties were assessed for the issues identified at Columbus and Flint River. Agreements resolving the alleged PSD issues have been reached with the states of Washington, Oklahoma and North Carolina, as noted below. No issues were identified at the company's Rothschild, Wisconsin, facility. In April 1995, EPA Region X issued a NOV to the company and to North Pacific Paper Corporation (NORPAC), a joint venture in which the company has an 80 percent ownership interest. The NOV addresses alleged PSD violations at NORPAC's Longview, Washington, newsprint manufacturing facility. A settlement resolving alleged PSD issues at the Longview/NORPAC complex was reached with the State of Washington on January 26, 1996. On November 14, 1995, the company entered into a settlement with the State of Oklahoma to resolve alleged PSD violations at the company's Valliant, Oklahoma, containerboard manufacturing facility. The company also entered into Special Orders by Consent with the State of North Carolina to resolve alleged PSD issues at the New Bern, North Carolina, pulp mill and the Plymouth, North Carolina, pulp and paper complex. No decision has been made by the LRAPA concerning alleged PSD and permit violations at the company's Springfield, Oregon, containerboard manufacturing facility.

                     Weyerhaeuser Company and Subsidiaries

PART I


Item 3.   Legal Proceedings - Continued
---------------------------------------

The Washington Department of Ecology investigated the accidental release of chorine, chlorine dioxide and noncondensable gasses in July 1994 at the company's pulp mill in Longview, and issued a $10 thousand penalty for the chlorine release and a $5 thousand penalty for the noncondensable gasses release which have been paid by the company. In June 1995, EPA issued an Administrative Complaint against the company, seeking penalties of $225 thousand and alleging a failure to timely report the chlorine release. The company settled the matter on January 21, 1997, agreeing to pay a penalty of $68 thousand and to perform supplemental environmental projects in the amount of $110 thousand. On September 25, 1996, the company learned that the EPA has commenced a preliminary criminal investigation of the incident, and in late November learned that the investigation had been discontinued.

The Washington Department of Ecology issued a $10 thousand penalty to the company because of three accidental chlorine releases which occurred at the company's pulp mill in Longview on March 18, 1996, which has been paid. The EPA is also investigating.

The Washington Department of Ecology has issued a notice of violation because of an accidental spill of an estimated 8,700 gallons of crude sulfate turpentine on January 27, 1997, at the company's pulp and paper operations in Longview. The EPA is also investigating.

On April 9, 1993, the company entered into a SFO with the Oregon Department of Environmental Quality (DEQ) for alleged air emissions in excess of permit levels and PSD noncompliance at the company's North Bend, Oregon, containerboard facility. The SFO established a compliance schedule for installing control technology. A Supplemental SFO assessed a $247 thousand initial penalty and a $500 per day stipulated penalty until compliance was demonstrated. On November 15, 1995, DEQ issued a letter, indicating that the company had satisfied the requirements of the SFO and Supplemental SFO. No further penalties were assessed against the company. Termination of the SFO will occur after issuance of the federal air operating permit to the North Bend containerboard facility. The North Bend containerboard facility received its federal air operating permit on July 1, 1996.

On June 20, 1996, the Wisconsin Department of Natural Resources (WDNR) issued a NOV for alleged air violations at the Marshfield, Wisconsin, wood products manufacturing facility. No penalty was assessed in the NOV. Since the WDNR lacks an administrative mechanism to assess penalties for alleged regulatory non-compliance, it referred the NOV to the Wisconsin Department of Justice for enforcement action on July 2, 1996. The Wisconsin Department of Justice has accepted the referral.

On October 2, 1996, the WDNR conducted an inspection of a building demolition project at the company's Marshfield, Wisconsin facility. The WDNR noted several potential non-compliance issues in the work performed by the asbestos abatement subcontractor retained for the project. Upon learning of the issues observed by WDNR, the company removed the asbestos abatement subcontractor from the plantsite. The WDNR and EPA Region V are reviewing the work performed to evaluate whether an enforcement action should be brought against the asbestos abatement subcontractor, the general contractor, and/or the company.

On November 2, 1992, an action was filed against the company in the Circuit Court for the First Judicial District of Hinds County, Mississippi, on behalf of a purported class of riparian property owners in Mississippi and Alabama whose properties are located on the Tennessee Tombigbee Waterway, Aliceville Lake, Cedar Creek and the Magoway Creek. The complaint seeks $1 billion in compensatory and punitive damages for diminution in property value, personal injuries and mental anguish allegedly resulting from the discharge of purported hazardous substances, including dioxins and furans, by the company's pulp and paper mill in Columbus, Mississippi, and the alleged fraudulent concealments of such discharge. The complaint also seeks an injunction prohibiting future releases and the removal of hazardous substances allegedly released in the past. On August 20, 1993, a companion action was filed in Greene County, Alabama, on behalf of a similar purported class of riparian owners with essentially the same claims as the Mississippi case. By order dated April 5, 1995, venue of the Alabama action was transferred to Sumter County, Alabama. On January 20, 1995, the court in the Alabama action certified a class of all persons who, as of the date the action commenced, were riparian owners, lessees and licensees of properties located on the Tennessee Tombigbee Waterway in Greene, Sumter, Pickens and Marengo counties, Alabama, and Lowndes and Noxubee counties, Mississippi, to determine whether the company is liable to the members of the class for compensatory and/or punitive damages and to determine the amount of punitive damages, if any, to be awarded to the class as a whole. By order dated April 12, 1995, as orally amended on February 1, 1996, the geographical boundaries of the class were amended to run from below the Columbus mill's wastewater discharge pipe to just above the confluence of the Black Warrior River and the Tennessee Tombigbee Waterway. The class is estimated to range from approximately 1,000 to 1,500 members. In late July, 1996, the company reached an agreement to settle both the Mississippi action and the Alabama action for $2.5 million. The agreement is subject to the approval of the court in the Alabama action.

                     Weyerhaeuser Company and Subsidiaries

PART I


Item 3.   Legal Proceedings - Continued
---------------------------------------

In November 1996, an action was filed against the company in Superior Court for King County, Washington, on behalf of a purported class of all individuals and entities that own property in the United States on which exterior hardboard siding manufactured by the company has been installed since 1980. The action alleges the company has manufactured and distributed defective hardboard siding and has breached express warranties and consumer protection statutes in its sale of hardboard siding. The action seeks compensatory damages, including prejudgment interest, and seeks damages for the cost of replacing siding that rots subsequent to the entry of any judgment. In January 1997, an action was filed, also in Superior Court for King County, Washington, on behalf of a purported class of all individuals, proprietorships, partnerships, corporations, and other business entities in the United States on whose homes, condominiums, apartment complexes or commercial buildings hardboard siding manufactured by the company has been installed. The action alleges the company has breached express and implied warranties in its sale of hardboard siding and also has violated the Consumer Protection Act of the State of Washington. The action seeks damages, prejudgment interest, costs and reasonable attorney fees. The company is a defendant in approximately fifteen other hardboard siding cases, one of which purports to be a class action on behalf of purchasers of single- or multi-family residences in Nebraska that contain the company's hardboard siding.

The company is also a party to various proceedings relating to the clean-up of hazardous waste sites under the Comprehensive Environmental Response Compensation and Liability Act, commonly known as "Superfund," and similar state laws. The EPA and/or various state agencies have notified the company that it may be a potentially responsible party with respect to other hazardous waste sites as to which no proceedings have been instituted against the company. The company is also a party to other legal proceedings generally incidental to its business. Although the final outcome of any legal proceeding is subject to a great many variables and cannot be predicted with any degree of certainty, the company presently believes that any ultimate outcome resulting from the legal proceedings discussed herein, or all of them combined, would not have a material effect on the company's current financial position, liquidity or results of operations; however, in any given future reporting period, such legal proceedings could have a material effect on results of operations.

Item 4.  Submission of Matters to a Vote of Security Holders
------------------------------------------------------------

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 29, 1996.

                     Weyerhaeuser Company and Subsidiaries

PART II


Item 5.   Market Price of and Dividends on the Registrant's Common Equity and
-----------------------------------------------------------------------------
Related Stockholder Matters
---------------------------

Information with respect to market information, stockholders and dividends included in Notes 19 and 20 of Notes to Financial Statements in the company's 1996 Annual Report to Shareholders, is incorporated herein by reference.

Item 6.   Selected Financial Data
---------------------------------

Information with respect to selected financial data included in Note 20 of Notes to Financial Statements in the company's 1996 Annual Report to Shareholders, is incorporated herein by reference.


Item 7.   Management's Discussion and Analysis of Financial Condition and
-------------------------------------------------------------------------
Results of Operations
---------------------

On February 24, 1997, the company announced that it expects to take an after-tax charge of approximately $25 million, or 12 cents per common share, against earnings in the 1997 first quarter. This charge will reflect the impact of closure, consolidation or disposal of recycling facilities; the permanent closure of its corrugated medium machine at Longview, Washington; the anticipated sale of its wholly-owned subsidiary, Shemin Nurseries, Inc., a wholesale nursery business based in Danbury, Connecticut; and interest income from the favorable federal income tax decision relating to casualty losses associated with the eruption of Mount St. Helens in 1980.

The company also expects to close the sale of its wholly-owned subsidiary, Weyerhaeuser Mortgage Company, in the second quarter of 1997, although it is subject to regulatory approvals and other contingencies. If this transaction closes as presently anticipated, the company expects it to have a material favorable effect on operating results and cash flow in the quarter in which it closes.

Additional information with respect to Management's Discussion and Analysis included on pages 1, 8-9, 12-13, 18-19, 24-25, 28-29, 34-35 and 40-52; contained in the company's 1996 Annual Report to Shareholders, is incorporated herein by reference.

Item 8.  Financial Statements and Supplementary Information
-----------------------------------------------------------

Financial statements and supplementary information, contained in the company's 1996 Annual Report to Shareholders are incorporated herein by reference:

                                                        Page(s) in
                                                       Annual Report
                                                             to
                                                       Shareholders
                                                       ------------
   Report of Independent Public Accountants                   52
   Consolidated Statement of Earnings                         53
   Consolidated Balance Sheet                              54-55
   Consolidated Statement of Cash Flows                    56-57
   Consolidated Statement of Shareholders' Interest           58
   Notes to Financial Statements                           59-77
   Selected Quarterly Financial Information (Unaudited)       75

Item 9.  Changes in and Disagreements with Accountants on Accounting and
------------------------------------------------------------------------
Financial Disclosure
--------------------

Not applicable.

                     Weyerhaeuser Company and Subsidiaries

                                   PART III


Item 10.  Directors and Executive Officers of the Registrant
------------------------------------------------------------

Information with respect to Directors of the company included on pages 1 through 4 of the Notice of 1997 Annual Meeting of Shareholders and Proxy Statement dated March 3, 1997 is incorporated herein by reference.

The executive officers of the company are as follows:


     Name                   Title                 Age
     ----                   -----                 ---
William R. Corbin      Executive Vice President    55
John W. Creighton, Jr. President                   64
Richard C. Gozon       Executive Vice President    58
Steven R. Hill         Senior Vice President       49
Mack L. Hogans         Senior Vice President       48
Norman E. Johnson      Senior Vice President       63
Thomas M. Luthy        Senior Vice President       59
William C. Stivers     Senior Vice President       58

Item 11.  Executive Compensation
--------------------------------

Information with respect to executive compensation included on pages 5 through 13 of the Notice of 1997 Annual Meeting of Shareholders and Proxy Statement dated March 3, 1997 is incorporated herein by reference.

Item 12.  Security Ownership of Certain Beneficial Owners and Management
------------------------------------------------------------------------

Information with respect to security ownership of certain beneficial owners and management included on pages 4 and 5 of the Notice of 1997 Annual Meeting of Shareholders and Proxy Statement dated March 3, 1997 is incorporated herein by reference.

Item 13.  Certain Relationships and Related Transactions
--------------------------------------------------------

Information with respect to certain relationships and related transactions included on page 17 of the Notice of 1997 Annual Meeting of Shareholders and Proxy Statement dated March 3, 1997 is incorporated herein by reference.

                     Weyerhaeuser Company and Subsidiaries

PART IV


Item  14. Exhibits, Financial Statement Schedules and Reports on Form 8-K
-------------------------------------------------------------------------

Financial Statements

The consolidated financial statements of the company, together with the report of independent public accountants, contained in the company's 1996 Annual Report to Shareholders, are incorporated in Part II, Item 8 of this Form 10-K by reference.

                                                        Page Number(s)
Financial Statement Schedules                            in Form 10-K
-----------------------------                           --------------

Report of Independent Public Accountants on Financial
  Statement Schedules                                          17

Schedule II - Valuation and Qualifying Accounts                18

All other financial statement schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements, or the notes thereto, contained in the company's 1996 Annual Report to Shareholders and incorporated herein by reference.

Exhibits:
---------

         3 - Articles of Incorporation and Bylaws
        10 - Material Contracts
             (a) Agreement with N. E. Johnson
             (b) Agreement with W. R. Corbin
             (c) Agreement with R. C. Gozon
        11 - Statement Re: Computation of Per Share Earnings
               (incorporated by reference to Note 1 of the 1996 Weyerhaeuser Company Annual Report to Shareholders)
        13 - Portions of the 1996 Weyerhaeuser Company Annual
               Report to Shareholders specifically incorporated by reference herein
        22 - Subsidiaries of the Registrant
        23 - Consent of Independent Public Accountants
        27 - Financial Data Schedules

Reports on Form 8-K
-------------------

The registrant filed reports on Form 8-K dated February 14, April 24, July 17, July 26 and October 15, 1996, and January 22 and February 25, 1997, respectively, reporting information under Item 5, Other Events.

                     Weyerhaeuser Company and Subsidiaries

SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 14, 1997.


                                            Weyerhaeuser Company


                                            /s/  John W. Creighton, Jr.
                                            ------------------------------
                                            John W. Creighton, Jr.
                                            President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated on March 14, 1997.



/s/ John W. Creighton, Jr.                  /s/ P. M. Hawley
--------------------------------            ---------------------------
John W. Creighton, Jr.                      Philip M. Hawley
President, Principal Executive              Director
Officer and Director


/s/ George H. Weyerhaeuser                  /s/ Martha R. Ingram
--------------------------------            ---------------------------
George H. Weyerhaeuser                      Martha R. Ingram
Chairman of the Board and                   Director
Director


/s/ William C. Stivers                      /s/ John Kieckhefer
--------------------------------            ----------------------------
William C. Stivers                          John I. Kieckhefer Director
Principal Financial Officer


/s/ Kenneth J. Stancato                     /s/ William D. Ruckelshaus
--------------------------------            ----------------------------
Kenneth J. Stancato                         William D. Ruckelshaus
Principal Accounting Officer                Director


/s/ William Clapp                           /s/ Richard H. Sinkfield
--------------------------------            ----------------------------
William H. Clapp                            Richard H. Sinkfield
Director                                    Director


/s/ W. John Driscoll
--------------------------------
W. John Driscoll
Director

                     Weyerhaeuser Company and Subsidiaries

FINANCIAL STATEMENT SCHEDULES


Report of Independent Public Accountants on Financial Statement Schedules

To Weyerhaeuser Company:

We have audited in accordance with generally accepted auditing standards, the financial statements included in Weyerhaeuser Company's annual report to shareholders incorporated by reference in this Form 10-K, and have issued our report thereon dated February 6, 1997. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed on page 15 is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                       ARTHUR ANDERSEN LLP
Seattle, Washington,
February 6, 1997

                     Weyerhaeuser Company and Subsidiaries


FINANCIAL STATEMENT SCHEDULES
-----------------------------


Schedule II - Valuation and Qualifying Accounts For the three years ended
              December 29, 1996 Dollar amounts in millions

                          Balance at            Deductions  Balance at
                          Beginning    Charged     from       End of
Description               of Period   to Income   Reserve     Period
-----------               ----------  --------- ----------  ----------
Weyerhaeuser

Reserve deducted from
 related asset accounts:
Doubtful accounts -
 Accounts receivable
   1996                      $  9        $  4      $  6        $  7
                             ====        ====      ====        ====
   1995                      $ 10        $  2      $  3        $  9
                             ====        ====      ====        ====
   1994                      $ 10        $  4      $  4        $ 10
                             ====        ====      ====        ====

Real Estate and
 Financial Services

Reserves and allowances
 deducted from related
 asset accounts:
Receivables
   1996                      $  7        $  3      $  1        $  9
                             ====        ====      ====        ====
   1995                      $  4        $  1      $ (2)(1)    $  7
                             ====        ====      ====        ====
   1994                      $  7        $  1      $  4        $  4
                             ====        ====      ====        ====

Mortgage loans receivable
   1996                      $  2        $ --      $ (5)(2)    $  7
                             ====        ====      ====        ====
   1995                      $  8        $ --      $  6        $  2
                             ====        ====      ====        ====
   1994                      $  4        $  4      $ --        $  8
                             ====        ====      ====        ====

Investment in and
 advances to joint
 ventures and
 limited partnerships
   1996                      $ 38        $ --      $ 11        $ 27
                             ====        ====      ====        ====
   1995                      $ 49        $ --      $ 11        $ 38
                             ====        ====      ====        ====
   1994                      $ 57        $  2      $ 10        $ 49
                             ====        ====      ====        ====

(1) Includes allowances transferred in on partnership notes that were consolidated.
(2) Includes allowances transferred in from other liabilities.

                     Weyerhaeuser Company and Subsidiaries

Exhibit 22 Subsidiaries of the Registrant
-----------------------------------------

                                                           Percentage
                                             State or     Ownership of
                                            Country of      Immediate
               Name                       Incorporation      Parent
               ----                       -------------   ------------
Colonvade S.A.                             Uruguay            100%
Columbia & Cowlitz Railway Company         Washington         100
DeQueen and Eastern Railroad Company       Arkansas           100
Fisher Lumber Company                      California         100
Golden Triangle Railroad                   Mississippi        100
Green Arrow Motor Express Company          Delaware           100
Gryphon Asset Management, Inc.             Delaware           100
J.H. Hamlen & Son, Inc.                    Arkansas           100
Mississippi & Skuna Valley
 Railroad Company                          Mississippi        100
Mountain Tree Farm Company                 Washington          50
North Pacific Paper Corporation            Delaware            80
 NORPAC Sales Corporation                  Guam               100
Pacific Veneer, Ltd.                       Washington          90
SCA Weyerhaeuser Packaging Holding         British Virgin
 Company Asia Limited                       Islands            50
Shemin Nurseries, Inc.                     Delaware           100
Texas, Oklahoma & Eastern
 Railroad Company                          Oklahoma           100
United Structures, Inc.                    California         100
Westwood Shipping Lines, Inc.              Washington         100
Weycomp Claims Management Service, Inc.    Texas              100
Weyerhaeuser Construction Company          Washington         100
Weyerhaeuser Financial Services, Inc.      Delaware           100
 CMO Finance Corp.                         Nevada             100
 MJ Finance Corporation                    California         100
 Mortgage Securities III Corporation       Nevada             100
 Mortgage Securities IV Corporation        Nevada             100
 R4 Participant Corporation                Nevada             100
 ver Bes' Insurance Company                Vermont            100
 de Bes' Insurance Ltd.                    Bermuda            100
 Weyerhaeuser Financial Investments, Inc.  Nevada             100
  Abfall Finance Corp.                     California         100
  Brookview, Inc.                          Nevada             100
  The Giddings Mortgage Investment Company California         100
  Gudig Abfall, Inc.                       California         100
  Kachura Finance Corp.                    California         100
  Laurel Real Estate Development, Inc.     California         100
  McGNT Finance Corp.                      California         100
  Pass-Through Finance Corp.               California         100
  RFS Development Corporation              California         100
  RFS Finance Corp.                        California         100
  RFS Insurance Agency                     California         100
  RFS Service Corporation                  California         100

                     Weyerhaeuser Company and Subsidiaries

-----------------------------------------------------

                                                           Percentage
                                             State or     Ownership of
                                            Country of      Immediate
               Name                       Incorporation      Parent
               ----                       -------------   ------------
  R. J. Plaza II, Inc.                     Nevada             100%
  Trimark Development Company              California         100
   Trimark Realty Advisors, Inc.           California         100
  Weyerhaeuser Properties, Inc.            Nevada             100
  Woodland Hills Properties-W., Inc.       Nevada             100
   Monthill, Inc.                          California         100
   Placer Business Center, Inc.            California         100
   Terman Properties, Inc.                 California         100
  WVC II, Inc.                             Nevada             100
 Weyerhaeuser Mortgage Company             California         100
  Mason-McDuffie Mortgage Corporation      Delaware           100
  Mason-McDuffie Service Corporation       California         100
  Southwest Partners, Inc.                 California         100
  Westwood Associates                      California         100
  Westwood Insurance Agency                California         100
  Westwood Insurance Agency of
   Arizona, Inc.                           Arizona            100
  WMC Mortgage Co. International           California         100
  WMC Finance Corp. I                      California         100
 Weyerhaeuser Venture Company              Nevada             100
  Las Positas Land Co.                     California         100
  WAMCO, Inc.                              Nevada             100
  Weyerhaeuser Realty Investors, Inc.      Washington         100
Weyerhaeuser Forestlands
 International, Inc.                       Washington         100
Weyerhaeuser International, Inc.           Washington         100
 Weyerhaeuser Canada Ltd.                  Canada             100
  Saskatoon Chemicals Ltd.                 Canada             100
  Weyerhaeuser Saskatchewan Ltd.           Canada             100
 Weyerhaeuser China, Ltd.                  Washington         100
 Weyerhaeuser GMBH                         Germany            100
 Weyerhaeuser (Asia) Limited               Hong Kong          100
 Weyerhaeuser Italia, S.r.l.               Italy              100
 Weyerhaeuser Japan Ltd.                   Japan & Delaware   100
 Weyerhaeuser Korea Ltd.                   Korea              100
 Weyerhaeuser, S.A.                        Panama             100
 Weyerhaeuser Taiwan Ltd.                  Delaware           100
Weyerhaeuser International Sales Corp.     Guam               100
Weyerhaeuser (Mexico) Inc.                 Washington         100
Weyerhaeuser Midwest, Inc.                 Washington         100
Weyerhaeuser Overseas Finance Co.          Delaware           100
Weyerhaeuser Real Estate Company           Washington         100
 Centennial Homes, Inc.                    Texas              100
 Midway Properties, Inc.                   North Carolina     100

                     Weyerhaeuser Company and Subsidiaries

-----------------------------------------------------

                                                           Percentage
                                             State or     Ownership of
                                            Country of      Immediate
               Name                       Incorporation      Parent
               ----                       -------------   ------------
 Pardee Construction Company               California         100%
  Marmont Realty Company                   California         100
  Pardee Construction Company of Nevada    Nevada             100
  Pardee Investment Company                California         100
  Parvada, Inc.                            Nevada             100
 The Quadrant Corporation                  Washington         100
  Quadrant Real Estate Services, Inc.      Washington         100
 South Jersey Assets, Inc.                 New Jersey         100
 Scarborough Constructors, Inc.            Florida            100
 Silverthorn Country Club, Inc.            Florida            100
 TMI, Inc.                                 Texas              100
 Weyerhaeuser Real Estate
  Company of Nevada                        Nevada             100
 Winchester Homes, Inc.                    Delaware           100
 SC-WHI, Inc.                              Delaware           100
The Wray Company                           Arizona            100

                     Weyerhaeuser Company and Subsidiaries

Exhibit 23 Consent of Independent Public Accountants
----------------------------------------------------

As independent public accountants, we hereby consent to the incorporation of our reports included and incorporated by reference in this Form 10-K, into Weyerhaeuser Company's previously filed Registration Statement No. 33-52789 on Form S-3 and Nos. 33-60527, 33-60529, 33-60521, 33-60525, 33-25928, 33-24979,
33-47392, 33-10165, 33-41414, 2-88109, 2-27929, 2-58498, 2-81463 and 333-01565
on Form S-8.


                                          ARTHUR ANDERSEN LLP

Seattle, Washington,
March 14, 1997

HIGHLIGHTS

--------------------------------------------------------------------
Dollar amounts in millions except per-share figures   1996     1995
--------------------------------------------------------------------
Net sales and revenues                              $11,114  $11,788
--------------------------------------------------------------------
Net earnings before special charge                      463      983
Less: special charge(1)                                  --      184
--------------------------------------------------------------------
Net earnings                                            463      799
--------------------------------------------------------------------
Cash flow from operations,
 before working capital changes                       1,262    1,856
Capital expenditures (excluding acquisitions)           879      996
Total assets                                         13,596   13,253
Shareholders' interest                                4,604    4,486
--------------------------------------------------------------------

                                                      1995
----------------------------------------------------------------------------
                                              Before
                                              Special  (1)Special
                                    1996      Charge     Charge         Net
----------------------------------------------------------------------------
Net earnings per
 common share:
 First quarter                   $  .72       $ 1.00                  $ 1.00
 Second quarter                     .52         1.21                    1.21
 Third quarter                      .60         1.37        (.90)        .47
 Fourth quarter                     .50         1.25                    1.25
----------------------------------------------------------------------------
                                 $ 2.34       $ 4.83       $(.90)     $ 3.93
============================================================================

(1) The after-tax charge of $184 million ($290 million less income taxes of $106 million) taken in 1995 is a result of: (a) the company's decision to accelerate the disposition of some of the affected assets and (b) the implementation of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which required the company to change its method of valuing long-lived assets.

-----------------------------------------------------------------------
Market prices - high/low                1996                1995
-----------------------------------------------------------------------
First quarter                     $49 1/2 - 39 15/16  $42 5/8 - 36 7/8
Second quarter                     49 7/8 - 41 3/4     47 3/8 - 37 1/2
Third quarter                      48 1/4 - 39 1/2     50 3/8 - 44 3/4
Fourth quarter                     48 1/8 - 43 7/8         48 - 40 7/8
-----------------------------------------------------------------------
Year                              $49 7/8 - 39 1/2    $50 3/8 - 36 7/8
-----------------------------------------------------------------------

The consolidated financial statements include: (1) Weyerhaeuser Company (Weyerhaeuser), which is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products, and (2) real estate and financial services including Weyerhaeuser Real Estate Company, which is involved in real estate development and construction, and Weyerhaeuser Financial Services, Inc., whose principal subsidiary is Weyerhaeuser Mortgage Company.

PULP, PAPER AND PACKAGING STATISTICAL DATA

----------------------------------------------------------------------
NET SALES                    1996     1995     1994     1993     1992
----------------------------------------------------------------------
(Millions of dollars)
Pulp                      $   954  $ 1,616  $ 1,012  $   823  $   711
Newsprint                     451      508      356      322      326
Paper                         803    1,001      664      648      673
Paperboard and
 containerboard               281      325      240      255      321
Packaging                   1,921    1,863    1,495    1,302    1,323
Recycling                     140      266      121       77       93
Chemicals                      63       63       45       32       31
Personal care products         --       --       --       --      514
Miscellaneous products         35       40      133      120      117
----------------------------------------------------------------------
                          $ 4,648  $ 5,682  $ 4,066  $ 3,579  $ 4,109
======================================================================

----------------------------------------------------------------------
SALES VOLUMES                1996     1995     1994     1993     1992
----------------------------------------------------------------------
(Thousands)
Pulp -- air-dry
 metric tons                1,868    2,060    2,068    1,886    1,238
Newsprint -- metric tons      629      663      638      609      575
Paper -- tons               1,007    1,006      998      990      966
Paperboard -- tons            205      230      201      222      238
Containerboard -- tons        346      259      254      290      318
Packaging -- MSF           42,323   34,342   34,483   31,386   29,414
Recycling -- tons           2,011    1,467      985      851      778
Personal care products
 -- standard cases             --       --       --       --   17,017
----------------------------------------------------------------------

---------------------------------------------------------------------------
ANNUAL PRODUCTION         CAPACITY    1996    1995    1994    1993    1992
---------------------------------------------------------------------------
(Thousands)
Pulp -- air-dry
 metric tons                 2,145   2,004   2,159   2,041   2,096   1,506
Newsprint -- metric tons       700     631     687     651     618     588
Paper -- tons                1,076   1,034   1,060     982   1,007     971
Paperboard -- tons             220     206     229     189     217     229
Containerboard -- tons       2,440   2,331   2,329   2,357   2,269   2,240
Packaging -- MSF            48,000  44,471  36,041  36,020  32,795  31,040
Recycling -- tons               --   3,428   2,754   2,042   1,847   1,692
Personal care products --
 standard cases                 --      --      --      --      --  16,743
---------------------------------------------------------------------------

---------------------------------------------------------------------------
PRINCIPAL MANUFACTURING FACILITIES
---------------------------------------------------------------------------
Pulp                                                                   8
---------------------------------------------------------------------------
Newsprint                                                              1
---------------------------------------------------------------------------
Paper                                                                  5
---------------------------------------------------------------------------
Paperboard                                                             1
---------------------------------------------------------------------------
Containerboard                                                         4
---------------------------------------------------------------------------
Packaging                                                             45
---------------------------------------------------------------------------
Recycling                                                             40
---------------------------------------------------------------------------
Chemicals                                                              7
---------------------------------------------------------------------------

TIMBERLANDS AND WOOD PRODUCTS STATISTICAL DATA

--------------------------------------------------------------------------
NET SALES                                1996   1995   1994   1993   1992
--------------------------------------------------------------------------
(Millions of dollars)
Raw materials (logs, chips and timber) $1,066 $1,102 $1,091 $1,021 $  872
Softwood lumber                         1,988  1,648  1,880  1,704  1,138
Softwood plywood and veneer               519    591    636    567    498
Oriented strand board, composite and
  other panel products                    667    752    750    623    495
Hardwood lumber                           235    193    175    154    127
Engineered wood products                  233    207    157    100     --
Miscellaneous products                    532    438    303    299    287
--------------------------------------------------------------------------
                                       $5,240 $4,931 $4,992 $4,468 $3,417
==========================================================================

--------------------------------------------------------------------------
SALES VOLUMES                            1996   1995   1994   1993   1992
--------------------------------------------------------------------------
(Millions)
Raw materials -- cubic feet               577    535    564    547    545
Softwood lumber -- board feet           4,745  4,515  4,402  4,230  3,440
Softwood plywood and veneer --
 square feet (3/8")                     2,172  2,324  2,685  2,435  2,227
Composite panels -- square feet (3/4")    604    648    660    626    590
Oriented strand board --
 square feet (3/8")                     2,083  1,931  1,803  1,672  1,484
Hardboard -- square feet (7/16")          193    201    167    140    133
Hardwood lumber -- board feet             349    293    254    240    218
Engineered wood products -- lineal feet   116    128     71     47     --
Hardwood doors (thousands)                652    648    617    556    514
--------------------------------------------------------------------------

--------------------------------------------------------------------------
ANNUAL PRODUCTION             CAPACITY   1996   1995   1994   1993   1992
--------------------------------------------------------------------------
(Millions)
Logs -- cubic feet                  --    912    914    671    673    749
Softwood lumber -- board feet    3,765  3,695  3,419  3,249  3,135  2,782
Softwood plywood and veneer
 -- square feet (3/8")           1,181  1,243  1,292  1,249  1,188  1,125
Composite panels --
  square feet (3/4")               585    535    583    594    564    540
Oriented strand board
 -- square feet (3/8")           2,105  1,687  1,654  1,568  1,443  1,234
Hardboard -- square feet (7/16")    --     86    124    122    120    118
Hardwood lumber  -- board feet     409    333    278    229    221    210
Hardwood doors (thousands)         717    646    643    597    522    469
--------------------------------------------------------------------------

--------------------------------------------------------------------------
PRINCIPAL MANUFACTURING FACILITIES
--------------------------------------------------------------------------
Softwood lumber, plywood and veneer                                   35
--------------------------------------------------------------------------
Composite panels                                                       5
--------------------------------------------------------------------------
Oriented strand board                                                  6
--------------------------------------------------------------------------
Hardwood lumber                                                       11
--------------------------------------------------------------------------
Hardwood doors                                                         1
--------------------------------------------------------------------------

PULP, PAPER AND PACKAGING

After a prolonged downturn through the early 1990s, the 18-month rebound in pulp and paper prices in 1994 and 1995 came as a welcome but short-lived respite. Prices across all products and grades tumbled in 1996, producing earnings for the Pulp, Paper and Packaging sector of $307 million compared with $1.2 billion in 1995. Net sales were $4.6 billion compared with $5.7 billion last year.

--------------------------------
Pulp, Paper, Packaging Earnings
(millions of dollars)
1996                      $307
1995                    $1,181
1994                      $211
1993                       $61
1992                      $251
-------------------------------

Despite the challenge of this recent cycle, 1996 has been a rewarding year as the sector focused on fundamentals, effectively making the most of a down market by building a stronger foundation for long-term growth. This foundation includes gains in asset utilization, improvements in product mix and innovation, and continued discipline in capital spending.

As a result of this focused strategy, mills further improved operating efficiency and customer relationships. Unscheduled downtime to adjust an inventory buildup in late 1995 and 1996 prevented the sector from fully realizing the benefit of these improvements, but they are firmly in place. As inventories and markets adjust, operations should reap further benefits in operating efficiency and work-systems improvements, leading to increased return on capital.

The sector continued a disciplined approach to capital spending in 1996. With major modernizations completed, our assets are well positioned to compete into the next century. As a result, spending to sustain and improve assets totaled

$415 million, just two-thirds of the average annual capital allocation over the past three years. In the next four years, we plan to push down capital spending even further, to an annual average of $400 million, exclusive of any acquisitions or major expansion opportunities. Sector capital outlay in 1997 is projected to be at the lowest level in 10 years, approximately equal to depreciation.

----------------------------------------------------
Pulp, Paper, Packaging Capital Spending*
(millions of dollars)

1997 Estimated                    $400
1996                              $415
1995                              $501
1994                              $794
1993                              $652

*Excludes acquisitions
----------------------------------------------------

Looking to the future, sector growth is expected to come primarily through strategic acquisitions and expanded business partnerships. Operations will continue to focus on the basics: improving process reliability, asset utilization and work systems; and achieving outstanding customer satisfaction. These initiatives, coupled with continued improvement in product mix and disciplined capital spending, will continue to lift the Pulp, Paper and Packaging businesses nearer to the top of their peer groups.

The Containerboard Packaging business has grown to become the largest domestic producer of corrugated packaging, increasing volume from 2.4 million tons in 1995 to 2.9 million tons in 1996. High asset utilization of existing and modernized facilities and complete integration of the nine Westvaco packaging plants purchased in 1995 contributed to the higher volumes. Nationwide, the business is shipping 40 percent more product per packaging plant than the industry average. The containerboard mill system benefited from a record start-up of the No. 2 paper machine in August at the joint venture Cedar River

Paper Company. An alliance with SCA Packaging Europe BV resulted in a unique joint venture, SCA Weyerhaeuser Packaging Holding Company Asia Limited, that will pursue opportunities to manufacture and supply high-quality packaging to the fast-growing economies of Asia.

The Newsprint business attained its second-best year ever. Improved operating efficiency at the North Pacific Paper Corporation (NORPAC) joint venture with Nippon Paper Industries Co., Ltd., of Japan resulted in solid profitability despite declining domestic prices. NORPAC successfully completed a major upgrade of the No. 2 paper machine and its de-inked pulp facility to better capture market opportunities. Operating improvements to the No. 1 and No. 3 machines - resulting in increased uptime, reduced waste and running at target rates - netted a 2 percent gain in productivity and lowered costs. Weyerhaeuser's balance between the North American and Japanese markets paid off during the cycle as the U.S. market struggled and the Japanese market grew by 4 percent. Nearly 100 pressroom visits by NORPAC employees in both the United States and Japan deepened operator knowledge of customer needs and demonstrated the business's commitment to customer service.

Fine paper prices plunged to early 1990s levels, yet the Fine Paper business delivered its third-highest profit in the business's history. These significant results are due to employee involvement, process reliability, strong customer relationships and improved product mix. Growth has been led by non-capital investments in improved work systems as team-led efforts in marketing, product development and manufacturing helped create new products with higher margins. Current value-added office and printing products, such as First Choice TM, Cougar TM and Lynx TM, are reducing the cyclical nature of the Fine Paper business and capturing higher returns on assets. New products introduced in 1996, including several aimed at the small-and home-office markets, are strengthening the basis for value-added product lines. Two independent customer satisfaction surveys in 1996 ranked the Fine Paper business first overall. Strengths are knowledgeable employees, fast and accurate responses to customer inquiries, quality of products, on-time deliveries, and strategic use of electronic commerce.

World pulp markets experienced extreme volatility in both price and volume. An inventory buildup through 1995 coupled with a recession in Europe, which accounts for 40 percent of market demand, triggered a price collapse of 50 percent in less than six months. Weyerhaeuser sales were somewhat less volatile than others in the industry because of our strategy to focus on more stable grades, particularly fluff and northern softwood papergrade, and strong long-term customer relationships. The Pulp business continued to increase the sale of specialty fluff pulps, bringing specialty products to about 25 percent of total fluff pulp sales by year-end. Created for specific markets and tailored to customer specifications, these new products add greater stability and higher margins to the product mix.

The Recycling business stepped up to the challenge of supplying increased volumes of wastepaper used by internal containerboard mills. It did so during a volatile market, with prices dipping to 1993 levels. Recycling continues to be an important business at Weyerhaeuser. Volumes in 1996 increased nearly 40 percent, from 2.8 million tons to

3.4 million tons. 1997 will be a year in which we pause from the rapid growth of recent years and examine the effectiveness of our nationwide system to meet the needs of internal and external customers in an increasingly competitive marketplace.

Westwood Shipping provides product transportation timed to meet customer needs and to ensure product quality. Lower pulp shipments in 1996 were offset in part by strong newsprint and lumber orders to Japan. With no noticeable impact on customers, Westwood centralized its North American service organization in 1996. Operating units were reduced from five to two, supported by a new computer system.

In 1996, the Pulp, Paper and Packaging sector effectively broadened its base of manufacturing excellence, marketing innovation and customer service. Building on this foundation will lift the sector to its highest goal: to lead the industry in the creation of shareholder value.

TIMBERLANDS AND WOOD PRODUCTS

Timberlands and Wood Products businesses posted solid performances in 1996. Though higher labor and materials costs and weaker prices for oriented strand board eroded some of the gains, earnings rose in response to increasing demand and rising prices for softwood lumber, and continued results from business improvement efforts. The sector reported operating earnings of $805 million compared with earnings of $808 million in 1995. Net sales were $5.2 billion compared with $4.9 billion last year.


--------------------------------------
Timberlands and Wood Products Earnings

(millions of dollars)
1996                             $805
1995                             $808
1994                           $1,034
1993                             $891
1992                             $515
--------------------------------------

Domestically, following a weak first quarter, demand and prices for lumber surged in response to a strong U.S. housing market. For much of the year, demand for lumber matched capacity. Price volatility also increased, the result of changing distribution patterns and uncertainty resulting from the imposition of quotas on Canadian imports into the United States. Log volumes and prices remained relatively stable the entire year.

Growing demand for Western-style wood housing in Japan fueled record international lumber demand in 1996. Lumber exports to Japan from Weyerhaeuser's Canadian and Western U.S. mills increased by 30 percent to 380 million board feet.

Structural Panels experienced a difficult year due primarily to a dramatic increase in oriented strand board (OSB) capacity. Prices for OSB weakened significantly in the latter part of 1996.

Hardwood Lumber reported a solid year, buoyed by robust international markets and the successful integration of mills acquired in 1995. This Weyerhaeuser business has become the largest in the North American hardwood industry by providing a range of proprietary and standard products, mainly to industrial customers worldwide.

The Building Materials Distribution business, encompassing 52 customer service centers throughout the United States and Canada, experienced improved earnings and a 5 percent increase in sales over 1995. Updated computerized information systems effectively improved on-time deliveries, order-fill rates and inventory management, resulting in improved customer service.

------------------------------------------------
Timberlands and Wood Products Capital Spending*
(millions of dollars)

1997 Estimated                            $300
1996                                      $418
1995                                      $446
1994                                      $257
1993                                      $241

*Excludes acquisitions
-----------------------------------------------

The sector maintained its focus on managing capital expenditures, improving operating efficiency, and improving customer satisfaction. Key sources of the sector's business improvements are reducing operating costs, improving raw material usage, making product improvements, and delivering customer service. Success in these areas will continue to move the sector toward becoming the best.

Weyerhaeuser enhanced its position as the world's largest private owner of merchantable softwood timber by making major adjustments to its forestland portfolio, adjustments that will increase raw material supplies to Weyerhaeuser's Southern manufacturing facilities. The company acquired 661,200 acres of Southern pine forest in Mississippi and Louisiana and an additional 118,000 acres in central Georgia. Included in the Mississippi-Louisiana purchase were two state-of-the-art dimension lumber mills and long-term agreements with two contract sawmills. These purchases match the company's strategy of acquiring quality assets that fit core businesses.

Negotiations to exchange 180,000 acres of environmentally sensitive Weyerhaeuser forestland in Arkansas and Oklahoma with federal agencies were finalized in 1996. In return, Weyerhaeuser received from the U.S. Forest Service and U.S. Fish and Wildlife Service 47,500 acres of forestland well suited for sustainable timber production. The exchange supplements timber supplies for the company's area mills and transfers to public ownership wetlands and mixed forests ideal for wildlife management and recreation.

In August the company sold its long-time holdings near Klamath Falls, Ore. By selling 600,000 acres of predominantly pine forest and the related manufacturing operations, the company narrowed its focus in the Pacific Northwest to the production of Douglas fir and hemlock.

Timberlands strengthened forestry operations nationwide with a major restructuring to improve management effectiveness. The effort is expected to improve operational performance throughout the Timberlands business in 1997, as units take advantage of improved work processes, best practices and a flatter organizational structure where employees are empowered to make decisions that directly affect safety, operations, the environment and customers.

1996 marked the 30th anniversary of Weyerhaeuser's decision to develop High Yield Forestry. In the past three decades, sustained investments in forestry research, reforestation and silviculture have dramatically increased the amount of wood growing in the company's private forests. Weyerhaeuser expects its annual harvest from U.S. fee timberlands to increase approximately 70 percent above present levels over the next 20 years.

Recent forestry research on improving wood quality is projected to add significant future value to the timber harvested. While most opportunities for increasing volume have been captured, Timberlands continues to invest in pruning, genetics and other technologies to enhance wood quality and compatibility with specific manufacturing applications.

Wood Products businesses made important strides in 1996 in the area of work systems improvement. Underscored by an abiding commitment to their customers, employees are taking ownership to increase volumes, lower costs, make deliveries on time, and improve product quality and performance. Typical of the more than two dozen wood products facilities is Cottage Grove (Ore.) Lumber, where operational uptime increased from 90 to 95 percent and product yield per log increased from 92 to 98 percent. Better use of assets resulting in increased manufacturing time and higher volumes leads to increased return on capital. With commitment and ownership, Wood Products employees are making the key decisions affecting operating efficiency, customer service and product quality that result in lasting improvements to our business operations.

Our Timberlands and Wood Products assets are of high quality. A capable work force is concentrating on improving manufacturing processes and work systems that will further improve returns on invested capital to create future value for our shareholders.

REAL ESTATE AND FINANCIAL SERVICES

Combined earnings for the Real Estate and Financial Services sectors increased from $13 million in 1995, before a special charge, to $43 million in 1996, primarily the result of Weyerhaeuser Real Estate Company realizing benefits from its business restructuring efforts.

The real estate company improved results from its primary businesses and markets while continuing to make significant progress liquidating marginal assets identified in 1995. With home building and land development activities in Southern California, Las Vegas, Houston, Maryland, Virginia and the Puget Sound area, the company continues to be one of the top 20 home builders in the United States.

As part of its ongoing portfolio review and effort to concentrate on core businesses, Weyerhaeuser Company announced in September it had retained an investment banking firm to explore strategic options with respect to Weyerhaeuser Mortgage Company, a subsidiary of Weyerhaeuser Financial Services, Inc. As a result, an agreement has been signed to sell Weyerhaeuser Mortgage Company to owners more strongly focused on financial products.

1996 EVENTS AND ACCOMPLISHMENTS

In a company the size of Weyerhaeuser, it is not possible to include all of the major events and accomplishments in the Letter to Shareholders or the segment narratives. Listed below are some additional highlights of 1996.

SAFETY

Safety is a core value for Weyerhaeuser people; however, five employees and three contractors lost their lives working for the company in 1996. These fatalities occurred even as the company continued to reduce the number of lost-time accidents, clearly demonstrating the need for further improvement. Lost-time accidents decreased 6 percent, from a rate of 0.86 per 100 employees in 1995 to 0.81 per 100 employees in 1996. Over the last five years, the lost-time accident rate has improved 72 percent, a tribute to the efforts of Weyerhaeuser employees everywhere.

 .    The Senior Management Team Safety Excellence Award was established in 1996 to recognize "the best of the best"- those units that have completed five years and/or 1 million work hours without a lost-time accident and have achieved "stretch" safety targets. Award winners during 1996 are containerboard packaging plants in Olympia, Wash., Jackson, Miss., and Barrington, N.J.; containerboard mills in Valliant, Okla., and Springfield, Ore.; the NORPAC newsprint mill in Longview, Wash.; the Flint River pulp mill in Oglethorpe, Ga.; timberlands in Mississippi/Alabama; the Puget Sound chip export center in Tacoma, Wash.; the Smith Island log yard in Everett, Wash.; seed orchards in Sequim, Wash., and Central Point, Ore.; and the nursery in Aurora, Ore.

 .    The pulp and paper complex in Columbus, Miss., was recertified as an "OSHA
     Star" plant site for another three years by the U.S. Department of Labor, officially designating Columbus "one of the safest pulp and paper-making complexes in America." This is the second time Columbus has been named. Also, the softwood lumber mill in Barnesville, Ga., was designated an "OSHA Star" plant site for the first time in 1996, joining the containerboard mill in Valliant, Okla., which was certified in 1995.

CUSTOMERS

 .    Four Pulp, Paper and Packaging operations received the Jack Waechter Award for Customer Excellence: containerboard packaging plants in Belleville, Ill., and Salinas, Calif.; the pulp mill in Grande Prairie, Alberta; and the fine paper plant in Longview, Wash. The award recognizes exceptional commitment to customer satisfaction.

 .    After two years as a certified supplier to Xerox, the paper mill in Prince Albert, Sask., has been rated Xerox's number-one supplier.

 .    The pulp and paper complex in Columbus, Miss., was recertified as an ISO
     9002 facility by the International Quality Management Institute, Mississaugha, Ont. The designation means the mill's processes meet or exceed internationally recognized standards for assured quality and consistency.

 .    The oriented strand board mill in Grayling, Mich., won the 1996 Wood
     Products Manufacturing Excellence Award. In its third year, the award promotes excellence in manufacturing by challenging operations to demonstrate world-class operational standards and share best practices. Grayling was a recipient in 1995 also.

PARTNERSHIPS

 .    In an agreement with the Rocky Mountain Elk Foundation, Weyerhaeuser will provide habitat for elk and other big game on its 2.1 million acres of forestland in the Pacific Northwest. Weyerhaeuser also has agreed to work with the Croatan National Forest and the U.S. Fish and Wildlife Service to manage habitat for the red-cockaded woodpecker on its forestland in North Carolina.

 .    In 1996, the company submitted for federal approval its first-ever multi-
     species Habitat Conservation Plan (HCP), covering 400,000 acres of company timberland near Cottage Grove and Springfield, Ore. The 40- to 80-year plan will increase biological diversity and protect special habitats while ensuring the sustainable production of wood. Also, the company worked with the U.S. Fish and Wildlife Service to complete an HCP to protect the endangered American burying beetle in Arkansas and Oklahoma.

CITIZENSHIP

 .    For the second year running, Weyerhaeuser ranked number one in responsibility to the community and environment among forest industry companies, according to Fortune magazine's annual Corporate Reputation Survey.

 .    The Pulp business's Flint River pulp mill in Oglethorpe, Ga., was the first of the forest products industry accepted into the EPA's eXcellence and Leadership Program (Project XL) and is now an official Project XL site. Participation is based on continued commitment to minimum impact manufacturing through voluntary pollution prevention. The facility has won eight environmental awards for water and air quality from state and national organizations, including the 1996 Water Protection Citizen of the Year from the Georgia Chamber of Commerce and Department of Natural Resources.

 .    The Oregon Department of Fish and Wildlife selected Weyerhaeuser as the recipient of the Landowner of the Year award for the company's work in improving wildlife habitat in the Willamette region.

 .    In 1996, the Weyerhaeuser Company Foundation expanded its Excellence in
     Recycling awards to include seven states. These competitions are open to elementary and secondary schools within the states and recognize effective education regarding the value of integrated waste management. States currently participating are Alabama, Arkansas, Mississippi, North Carolina, Oklahoma, Oregon and Washington.

 .    Along with representatives from education, associations, industry and environmental organizations, Weyerhaeuser people participated in the Seventh American Forest Congress held in Washington, D.C., to work on reaching agreement about the future management of U.S. forests.

 .    Weyerhaeuser and others in the forest products industry completed the second year of implementing the American Forest and Paper Association's Sustainable Forestry Initiative (R), a comprehensive program of forestry and conservation practices.

 .    Weyerhaeuser foresters and scientists have completed watershed analyses for
     1.2 million acres of forestland in the western United States and Canada. Seven analyses were finished in Oregon and Washington in 1996, for a total of 27 completed since 1993. In British Columbia, assessments of eight more watersheds were completed on land managed under long-term leases. Watershed analysis is a comprehensive assessment of a watershed followed by a management plan to protect water quality and fish habitat. It is a key process Weyerhaeuser uses to conserve precious natural resources while continuing to manage forestlands for the sustainable production of wood.

 .    The Kamloops, B.C., pulp mill received a National Industry Energy Innovator
     Award for participating in the Canadian Industry Program for Energy Conservation, a voluntary network of industry associations. Weyerhaeuser Canada and the Kamloops mill were recognized by Natural Resources Canada for ongoing efforts in formalizing and meeting energy-efficiency targets and programs.

1996 FINANCIAL REPORT


CONTENTS

42  Description of the Business of the Company
48  Financial Review
52  Report of Independent Public Accountants
53  Consolidated Statement of Earnings
54  Consolidated Balance Sheet
56  Consolidated Statement of Cash Flows
58  Consolidated Statement of Shareholders' Interest
59  Notes to Financial Statements
76  Historical Summary


This report includes statements concerning the company'sresults and performance that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to uncertainties and risks that may cause actual results to differ materially from those projected. The company's businesses are cyclical in nature and are influenced by economic factors such as interest rates, housing starts, industrial production and GDP growth in the United States. The company's performance is also affected by its ability to successfully implement its business improvement plans and other internal performance objectives and its ability to achieve expected returns on numerous capital projects. Many of the company's products are used in the manufacture of other products and face the threat of customers substituting other materials. The company is also a large exporter and is affected both by changes in economic activity in Europe and Asia, particularly by changes in GDP and housing starts in Japan, our largest export market, and by changes in currency exchange rates. The company's timberlands and manufacturing facilities are subject to extensive forestry, land use and environmental regulations that change frequently and are discussed in more detail on pages 45 through 47 of this report. The company's major businesses are also affected by government policies regarding the management of public lands in the United States and Canada and by international trade restrictions. In addition to unanticipated changes in government regulation and policy, natural disasters and unusual weather conditions can damage the company's forests and operations and impact supply conditions for the company's products.

DESCRIPTION OF THE BUSINESS OF THE COMPANY

Weyerhaeuser Company (the company) was incorporated in the state of Washington in January 1900 as Weyerhaeuser Timber Company. It is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products, real estate development and construction, and financial services. The company has 39,700 employees, of whom 37,300 are employed in its timber-based businesses, and of this number, approximately 17,500 are covered by collective bargaining agreements, which generally are negotiated on a multi-year basis. Approximately 2,400 of the company's employees are involved in the activities of its real estate and financial services subsidiaries. The major markets, both domestic and foreign, in which the company sells its products are highly competitive, wi th numerous strong sellers competing in each. Many of the company's products also compete with substitutes for wood and wood fiber products. The real estate and financial services subsidiaries also operate in highly competitive markets, competing with numerous regional and national firms in real estate development and construction and in financial services. In 1996, the company's sales to customers outside the United States totaled $2.7 billion (including exports of $1.8 billion from the United States and $.9 billion of

Canadian export and domestic sales), or 24 percent of total consolidated sales and revenues. The company believes these sales contributed a higher proportion of aggregate operating profits (see Note 2 of Notes to Financial Statements). All sales to customers outside the United States are subject to risks related to international trade and to political, economic and other factors that vary from country to country.


                          PRINCIPAL BUSINESS SEGMENTS

TIMBERLANDS AND WOOD PRODUCTS

The company owns approximately 5.3 million acres of commercial forestland in the United States (61 percent in the South and 39 percent in the Pacific Northwest), most of it highly productive and located extremely well to serve both domestic and international markets. The company has, additionally, long-term license arrangements in Canada covering approximately 22.9 million acres (of which 15 million acres are considered to be productive forestland). The combined total timber inventory on these U.S. and Canadian lands is approximately 266 million cunits (a cunit is 100 cubic feet of solid wood), of which approximately 75 percent is softwood species. The relationship between cubic measurement and the quantity of end products that may be produced from timber varies according to the species, size and quality of timber, and will change through time as the mix of these variables changes. To sustain the timber supply from its fee timberlands, the company is engaged in extensive planting, suppression of nonmerchantable species, precommercial and commercial thinning, fertilization and operational pruning, all of which increase the yield from its fee timberland acreage.

The company's wood products businesses produce and sell softwood lumber, plywood and veneer; composite panels; oriented strand board; hardwood lumber and plywood; doors; treated products; logs; chips and timber. These products are sold primarily through the company's own sales organizations. Building materials are sold to wholesalers, retailers and industrial users. The company, through its wholly owned subsidiary, Weyerhaeuser Forestlands International, formed a joint-venture partnership with institutional investors represented by UBS Resource Investments International, a unit of UBS Asset Management (New York) Inc., which will make investments in timberlands and related assets outside the United States. The primary focus of this partnership will be in pine forests in the Southern Hemisphere. The company will be a 50 percent owner of the joint venture, the total size of which is expected to be approximately $400 million. The joint venture will be capitalized over time through equal cash contributions by the company and the investor group. During the 1996 third quarter, the company started up its new oriented strand board (OSB) mill in Sutton, West Virginia. The mill, which is designed to produce approximately 550 million square feet (3/8" basis) annually, is the company's sixth OSB operation and the largest single-line OSB mill in the United States. Also in the third quarter, the company sold its Klamath Falls, Oregon, hardboard, particleboard and plywood manufacturing operations; 600,000 acres of predominantly pine timberlands; and its nursery and seed orchard facilities in Eastern Oregon. Revenues and operating earnings of these operations were not material to the company. During the year, the company acquired 779,000 acres of private commercial timberlands and two sawmills in the southern United States. A portion of these timberlands was involved in a like-kind exchange for the Klamath Falls timberlands.

------------------------------------------------------------------------
Dollar amounts in millions         1996    1995    1994    1993    1992
------------------------------------------------------------------------
Net sales:
 Raw materials (logs, chips
  and timber)                    $1,066  $1,102  $1,091  $1,021  $  872
 Softwood lumber                  1,988   1,648   1,880   1,704   1,138
 Softwood plywood and veneer        519     591     636     567     498
 Oriented strand board,
  composite and other panels        667     752     750     623     495
 Hardwood lumber                    235     193     175     154     127
 Engineered wood products           233     207     157     100      --
 Miscellaneous products             532     438     303     299     287
------------------------------------------------------------------------
                                 $5,240  $4,931  $4,992  $4,468  $3,417
========================================================================
Approximate contributions
 to earnings                     $  805  $  808  $1,034  $  891  $  515
========================================================================

PULP, PAPER AND PACKAGING

The company's pulp, paper and packaging businesses include: Pulp, which manufactures chemical wood pulp for world markets; Newsprint, which manufactures newsprint at the company's North Pacific Paper Corporation mill and markets it to West Coast and Japanese newspaper publishers; Paper, which manufactures and markets a range of both coated and uncoated fine papers through paper merchants and printers; Containerboard Packaging, which manufactures linerboard and corrugating medium, which is primarily used in the production of corrugated packaging, and manufactures and markets industrial and agricultural packaging; Paperboard, which manufactures and markets bleached paperboard, used for production of liquid containers, to West Coast and Pacific Rim customers; Recycling, which operates an extensive wastepaper collection system and markets it to company mills and worldwide customers; and Chemicals, which produces chlorine, caustic and tall oil, which are used principally by the company's pulp, paper and packaging operations.

In 1993, the Personal Care Products business, which manufactured disposable diapers sold under the private-label brands of many of North America's largest retailers, was sold through an initial public offering of stock. The company and SCA Packaging Europe BV formed a joint venture in 1996 to pursue opportunities to build or buy containerboard packaging facilities to serve manufacturers of consumer and industrial products in Asia.

----------------------------------------------------------------------
Dollar amounts in millions       1996    1995    1994    1993    1992
----------------------------------------------------------------------
Net sales:
 Pulp                          $  954  $1,616  $1,012  $  823  $  711
 Newsprint                        451     508     356     322     326
 Paper                            803   1,001     664     648     673
 Paperboard and containerboard    281     325     240     255     321
 Packaging                      1,921   1,863   1,495   1,302   1,323
 Recycling                        140     266     121      77      93
 Chemicals                         63      63      45      32      31
 Personal care products            --      --      --      --     514
 Miscellaneous products            35      40     133     120     117
----------------------------------------------------------------------
                               $4,648  $5,682  $4,066  $3,579  $4,109
======================================================================
Approximate contributions
 to earnings                   $  307  $1,181  $  211  $   61  $  251
======================================================================

REAL ESTATE

The company, through its real estate subsidiary, Weyerhaeuser Real Estate Company, is engaged in developing single-family housing and residential lots for sale, including the development of master-planned communities. Operations are mainly concentrated in selected metropolitan areas in Southern California, Nevada, Washington, Texas, Maryland and Virginia.

------------------------------------------------------------
Dollar amounts in millions 1996   1995  1994  1993   1992
------------------------------------------------------------
Net sales and revenues:
 Single-family units       $573  $ 563   $686   $615   $569
 Multi-family units          12     --     26     30      4
 Residential lots            76     60     65     43     39
 Commercial lots             50     29      7     41      6
 Commercial buildings        43      4     35      3      5
 Acreage                     25     36     20     27     20
 Other                       25     31     72     70     47
------------------------------------------------------------
                           $804  $ 723   $911   $829   $690
=============================================================
Approximate contributions
 to earnings (1)           $ 35  $(231)  $  7   $ 18   $ 13
=============================================================

(1) After a special charge of $232 million to dispose of certain real estate assets in 1995.

FINANCIAL SERVICES

The company, through its financial services subsidiary, Weyerhaeuser Financial Services, Inc., is involved in a range of financial services. The principal operating unit is Weyerhaeuser Mortgage Company (WMC), which has origination offices in 19 states, with a servicing portfolio of $4.4 billion covering approximately 46,000 loans throughout the country. Mortgages are resold in the secondary market through mortgage-backed securities to financial institutions and investors. Through its insurance services organization, it also offers a broad line of property, life and disability insurances. GNA Corporation, a subsidiary that specialized in the sale of life insurance annuities and mutual funds to the customers of financial institutions, was sold in April 1993. The company has signed an agreement for the sale of WMC. Revenues and operating earnings of WMC are not material to the company.

----------------------------------------------------------------------
Dollar amounts in millions     1996    1995     1994    1993     1992
----------------------------------------------------------------------
Net sales and revenues:
 Interest                    $   70  $   76   $   84  $  110   $  144
 Investment income                1       3        2     116      452
 Loan origination and
  servicing fees                100      84       88     127      103
 Premiums                         9       9       10      14       21
 Other revenues                  25      24       22      34      112
----------------------------------------------------------------------
                             $  205  $  196   $  206  $  401   $  832
======================================================================
Approximate contributions
 to earnings (1)             $    8  $  (46)  $   11  $   76   $   68
======================================================================

(1) After a special charge of $58 million to dispose of certain real estate assets in 1995 and a $42 million gain on sale of GNA Corporation in 1993.

CORPORATE AND OTHER

Corporate and other includes wholesale nursery and garden supply products, which are sold primarily to retailers and landscapers by the company's sales force; marine transportation; and general corporate expense. The company has offered for sale its wholly owned wholesale nursery and garden supply products subsidiary, Shemin Nurseries, Inc. The sale of this business is expected to close in the first half of 1997. Revenues and operating earnings of these operations are not material to the company.

-------------------------------------------------------------------
Dollar amounts in millions  1996    1995    1994    1993     1992
-------------------------------------------------------------------
Net sales                  $ 217   $ 256   $ 223   $ 269    $ 220
===================================================================
Approximate contributions
 to earnings (1)           $(183)  $(217)  $(142)  $ (46)   $(107)
===================================================================

(1)After a $70 million gain on disposal of infant diaper business in 1993.

ENVIRONMENTAL MATTERS

In 1990 the northern spotted owl was listed as a threatened species under the Endangered Species Act (ESA). In 1992 the marbled murrelet was listed as a threatened species under the ESA, and in 1996 the Umpqua River Cutthroat Trout was listed as a threatened species. Certain Snake River salmon runs have been listed as threatened or endangered under the ESA. The National Marine Fisheries Service has proposed listing coho salmon that spawn in Oregon coastal rivers as a threatened species. Petitions have been filed to list certain Pacific Northwest salmon runs, steelhead trout, bull trout and other fish populations as threatened or endangered under the ESA. A consequence of these listings has been, and a consequence of future listings may be, reductions in the sale and harvest of timber on federal timberlands in the Pacific Northwest. Requirements to protect habitat for threatened and endangered species on non-federal timberlands has resulted, and may in the future result, in restrictions on timber harvest on some non-federal timberlands in the Pacific Northwest, including some timberlands of the company. The listing of the red-cockaded woodpecker as an endangered species under the ESA had some impact on the harvest of public and private timber in the southeastern United States, but has had little impact on the company's operations. Other ESA-listed species (e.g., American burying beetle and gopher tortoise) occur on or near some of the company's southern timberlands, but have had little impact on the company's operations. Other federal ESA listings, or designations of fish and wildlife species as endangered, threatened or otherwise sensitive under various state laws, could impact future timber harvests on some of the company's timberlands and could impact timber supply and prices in some regions. In addition, statutory requirements with respect to the protection of wetlands may affect future harvest and forest management practices on some of the company's timberlands, particularly in southeastern states.

In April 1994, the Clinton administration adopted its plan with respect to management of federal timberlands in the Pacific Northwest. This plan has reduced timber sales from certain federal lands in western Washington, western Oregon and northern California by more than 75 percent from harvest levels in the 1980s. Subsequently, the Clinton administration has begun similar planning efforts and adopted interim timber sale policies for federal timberlands in the intermountain west and certain other regions. These reductions in federal timber sales have seriously reduced log supplies to many independent sawmills that have been important suppliers of wood chips to the company's pulp and paper mills in Washington and Oregon. Alternative sources of wood chips and recycled fiber have become available, and some companies have reduced manufacturing capacity or production levels in response to reduced federal timber harvests. The company does not anticipate that reductions in federal timber harvests will require significant curtailments of capacity or production at its current manufacturing facilities.

The administration also has stated that reduced timber harvest on federal lands will provide the opportunity to clarify the uncertainty surrounding federal policies for protection of northern spotted owls on some private lands. On February 7, 1995, the administration proposed a special rule to clarify federal harvest restrictions on some private lands in Washington and California. The company believes that the regulatory changes might ultimately allow it to harvest fee timber in some areas where it has not been operating because of uncertainties regarding regulations intended to protect the northern spotted owl. Whether those regulatory changes will be implemented is uncertain. If those regulatory changes are not implemented, the company might not harvest some timber that it otherwise might harvest in 1997 and 1998.

Because those regulatory changes may not be implemented, and in order to avoid existing uncertainty under the ESA, the company, in February 1995, developed a Habitat Conservation Plan (HCP) and obtained from the U.S. Fish and Wildlife Service an Incidental Take Permit with respect to northern spotted owls on approximately 209,000 acres of its Oregon coastal timberlands. That HCP establishes a protocol for the harvest of timber and the protection of the northern spotted owl on those timberlands and is expected to remain in effect for at least 50 years. In December 1996, the company applied for an Incidental Take Permit covering approximately 400,000 acres of company timberlands in western Oregon. If the related HCP and Implementation Agreement are approved and that permit is issued by the U.S. Fish and Wildlife Service and the National Marine Fisheries Service, the company would be authorized to "take" all species currently listed or proposed for listing under the ESA (including the northern spotted owl), and all or most species that may become listed in the future, in the course of conducting timber harvest and other forest management and land use activities on those lands. Pursuant to both of those HCPs, there are limits on the amount of land covered by the HCPs that can be transferred unless the U.S. Fish and Wildlife Service approves the transfer or the new owner agrees to be bound by the HCP and related documents. In 1996 the company obtained from the U.S. Fish and Wildlife Service an Incidental Take Permit for the American burying beetle covering approximately 25,000 acres of lands in Oklahoma that it acquired from the United States in an exchange with the U.S. Forest Service and certain nearby lands that the company already owned. The company also has entered into agreements with the U.S. Fish and Wildlife Service to reduce uncertainties under the ESA with respect to red-cockaded woodpeckers on some of its timberlands in North Carolina and northern spotted owls on some of its timberlands in Washington.

The company believes the most effective way to manage its timberlands for the growth and harvest of timber and the protection of wildlife and fish habitat is to develop plans for the management of timber and other resources on those lands and obtain approval of those plans from the appropriate federal or state agencies. Accordingly, the company is seeking to develop HCPs or other arrangements with federal and state fish and wildlife agencies for some other parts of its Pacific Northwest timberlands that would address the protection of wildlife and fish habitat for both listed and non-listed species.

Forest practice acts in some of the states in which the company has timber increasingly impact present or future harvest and forest management activities. For example, forest practice acts in Washington and Oregon limit the size of clearcuts, require that some timber be left unharvested in riparian areas and sometimes in other areas to protect water quality, fish habitat and wildlife, regulate construction of forest roads and conduct of other forest management activities, require reforestation following timber harvest, and contain procedures for state agencies to review and approve proposed forest practice activities. Other state and some local governments regulate certain forest practices through various permit programs. Each of the states in which the company owns timberlands has developed "best management practices" (BMPs) to reduce the impacts of forest practices on water quality and aquatic habitats. Additional and more stringent regulations and regulatory programs may be adopted by various state and local governments. These current or future forest practice acts, BMPs and other programs may reduce the volumes of timber that can be harvested, increase operating and administrative costs, and make it more difficult to respond to rapid changes in markets, extreme weather or other unexpected circumstances. However, the company does not anticipate that it will be disproportionately affected by these programs as compared with typical owners of comparable timberlands or that these programs will significantly disrupt its planned operations over large areas or for extended periods.

In addition, the company participates in the Sustainable Forestry Initiative(R) sponsored by the American Forest & Paper Association, a code of conduct designed to supplement government regulatory programs with voluntary landowner initiatives to further protect certain public resources and values. Compliance with the Sustainable Forestry Initiative(R) may require some increases in operating costs.

The combination of the forest management and harvest restrictions and impacts described in the preceding paragraphs has increased operating costs, resulted in changes in the value of timber and logs from the company's Pacific Northwest timberlands, and contributed to increases in the prices paid for wood products and wood chips during periods of high demand. The company does not know whether these effects will continue. One additional effect may be the continuation of some reduced usage of, and some substitution of other products for, lumber and plywood.

The company does not believe that the restrictions and impacts described in the above paragraphs have had, or in 1997 or 1998 will have, a significant effect on the company's total harvest of timber, although they may have such an effect in the future.

In addition to the foregoing, the company is subject to federal, state or provincial and local air, water and land pollution control, solid and hazardous waste management, disposal and remediation laws and regulations in all areas in which it has operations, and to market demands with respect to chemical content of some products and use of recycled fiber. Compliance with these laws, regulations and demands usually involves capital expenditures as well as operating costs. The company cannot easily quantify future amounts of capital expenditures required to comply with these laws, regulations and demands, or the impact on operating costs, because in some instances compliance standards have not been developed or have not become final or definitive. In addition, compliance with standards frequently serves other purposes such as extension of facility life, increase in capacity, changes in raw material requirements, or increase in economic value of assets or products. While it is difficult to isolate the environmental component of most manufacturing capital projects, the company estimates that capital expenditures for environmental compliance were approximately $76 million (9 percent of total capital expenditures excluding acquisitions) in 1996. Based on its understanding of current regulatory requirements, the company expects that expenditures will range from $60 million to $75 million (8 to 10 percent of total capital expenditures) in 1997 and 1998.

The company is involved in the environmental investigation or remediation of numerous sites, including 43 superfund sites where the company has been named as a potentially responsible party. Some of the sites are on property presently or formerly owned by the company where the company has the sole obligation to remediate the site or shares that obligation with one or more parties, and others are third-party sites involving several parties who have a joint and several obligation to remediate the site. The company's liability with respect to these sites ranges from insignificant at some sites to substantial at others, depending on the quantity, toxicity and nature of materials deposited by the company at the site and, with respect to some sites, the number and economic viability of the other responsible parties.

The company spent approximately $25 million in 1996 and expects to spend $21 million in 1997 on environmental remediation of these sites. It is the company's policy to accrue for environmental remediation costs when it is determined that it is probable that such an obligation exists and the amount of the obligation can be reasonably estimated. Based on currently available information and analysis, the company believes that it is reasonably possible that costs associated with all identified sites may exceed current accruals by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $120 million over several years. This estimate of the upper end of the range of reasonably possible additional costs is much less certain than the estimates upon which accruals are currently based and utilizes assumptions less favorable to the company among the range of reasonably possible outcomes.

An Environmental Protection Agency (EPA) regulation under Title 5 of the Clean Air Act requires additional operating permits at many of the company's manufacturing operations. The company will continue to prepare the permit applications in 1997 and anticipates that it will be able to obtain the necessary permits.

The EPA published proposed regulations on December 17, 1993, known as the "cluster rules," which would establish maximum achievable control technology standards for non-combustion sources under the Clean Air Act, and the development of revised wastewater effluent limitations under the Clean Water Act. The original proposal has been modified on two occasions, and a modified proposal is presently expected to be adopted in 1997. If the cluster rules are adopted as currently proposed, they will require the company to commit additional capital to further reduce air emissions and wastewater discharges by 2000. Depending on the final limits contained in the rules ultimately adopted by the EPA, the estimates of that additional capital range from $90 million to $230 million, which will further increase the annual percentage of the company's total capital expenditures devoted to environmental compliance.

                               FINANCIAL REVIEW
                            RESULTS OF OPERATIONS
                            1996 COMPARED WITH 1995

Consolidated net sales and revenues were $11.1 billion in 1996, a decrease of 6 percent from the record $11.8 billion posted in 1995. This decrease is the net of a $1 billion decrease in the pulp, paper and packaging segment and an increase of $309 million for timberlands and wood products. Pulp, paper, corrugated packaging and recycled products experienced material unfavorable price variances offset, in part, by favorable volume variances in the packaging business related to the acquisition of nine facilities in late 1995. Wood products benefited from favorable price and volume variances in lumber.

Net earnings for 1996 were $463 million, or $2.34 per common share, compared with record earnings of $799 million, or $3.93 per common share, in 1995. The 1995 earnings were net of an after-tax special charge of $184 million ($290 million pretax), or 90 cents per common share, within the real estate and financial services segments. Lower prices in the pulp, paper and packaging segment, which were in sharp contrast with the record 1995 levels, accounted for the decline in 1996 earnings.

The timberlands and wood products segment operating earnings were $805 million, comparable to 1995 earnings of $808 million, as it benefited from strong demand in the United States and Japan. Tight supplies and disruptions related to countervailing duties on imports from Canada contributed to strong lumber results. The panel markets have been negatively impacted by the excess capacity of oriented strand board as new facilities came on line in 1996.

The pulp, paper and packaging segment reported operating earnings of $307 million in 1996 compared with a record performance of $1.2 billion in 1995. The downturn in pulp and paper prices, which began in the fourth quarter of 1995 as customers cut back on purchases in order to reduce excess inventories, continued as prices were significantly lower than last year.

The combined real estate and financial services segments earned $43 million from operations in 1996 compared with $13 million, before the special charge, in 1995. Real estate benefited from several major commercial project closings and increased residential property sales along with reduced costs as the result of the disposition of certain impaired properties. Improved financial services results reflected the sale of capitalized servicing rights and increased loan originations in the company's mortgage banking business.

Weyerhaeuser's cost of products sold, as a percentage of sales, increased to 75 percent in 1996 compared with 69 percent in 1995, reflecting the significant decline in pulp, paper and packaging pricing. Additionally, inventory turnover rates were lower in 1996 compared with the higher rates experienced in the peak price periods of 1995.

Real estate and financial services segments costs and operating expenses in 1996 rose 7 percent over the 1995 level, consistent with the 10 percent increase in revenues from year to year. The decline in depreciation and amortization was directly related to the disposition of certain impaired assets and sale of substantially all of the capitalized servicing rights in the mortgage banking business. Selling, general and administrative expenses increased over 1995 primarily due to the opening of additional branch offices in 1996 by the mortgage banking business.

Other income (expense) is an aggregation of both recurring and occasional non-operating income and expense items and, as a result, may fluctuate from period to period. No individual income or expense item in 1996 was significant in relation to net earnings.

1995 COMPARED WITH 1994

The company's consolidated net sales and revenues increased 13 percent to a record $11.8 billion in 1995 compared with $10.4 billion in 1994. The pulp, paper and packaging segment accounted for $5.7 billion of this record performance, 40 percent over its sales of $4.1 billion in 1994, with strong year-to-year improvement in all product lines. These markets weakened in the fourth quarter, and this weakness persisted in 1996 as customers continued to reduce inventories. The timberlands and wood products segment sales of $4.9 billion approximated 1994's. The real estate and financial services segments had combined sales of $919 million, down from the prior year's $1.1 billion, largely attributable to declines in single-family home sales.

The company also achieved record earnings of $799 million, or $3.93 per common share, in 1995, which was 36 percent over the $589 million, or $2.86 per common share, recorded in 1994. The 1995 earnings were net of an after-tax charge of $184 million ($290 million pretax), or 90 cents per common share, within the real estate and financial services segments. The 1994 earnings included a net contribution of $.03 per common share for the return of countervailing duty by the U.S. government against Canadian lumber imports and the expected cost of postretirement benefits for Canadian employees.

Operating earnings in the timberlands and wood products segment were $808 million, down from the record $1 billion for the previous year. This was attributable to price declines primarily in softwood lumber, caused by a drop in domestic housing starts.

The pulp, paper and packaging segment posted record operating earnings of $1.2 billion in 1995 compared with $211 million earned in 1994. Significant price improvement over the prior year and ongoing improvements in operations were the key factors in recovery in this segment.

The company's real estate and financial services segments recorded a combined operating loss of $277 million for the year after reflecting a $290 million charge to operations. The majority of the charge was a direct result of the company's decision to accelerate the disposition of certain real estate assets previously held for development and use. The remainder of the charge resulted from the application of those provisions of Statement of Financial Accounting Standards (SFAS) No. 121 relating to the valuation of assets held for future use where estimated undiscounted future cash flows from those assets did not exceed the carrying value of those assets. Before these actions, the combined segments earned $13 million compared with $18 million in 1994.

Weyerhaeuser's cost of products sold as a percentage of net sales decreased to 69 percent in 1995 compared with 73 percent in 1994. The company continued to benefit from its mill modernization program and implementation of its business improvement plans, offset in part by the costs associated with higher sales activity, principally in the pulp, paper and packaging segment. Depreciation expense increased over the prior year as a result of the completion and start-up of several mill modernization projects in late 1994 in the pulp, paper and packaging segment. The expansion of the company's Performance Share Plan to include all employees was the major contributor to the $109 million increase in selling, general and administrative expenses. Contributions made by the company into this plan are invested in company stock on behalf of each employee. The size of the contribution, if any, is decided by the board of directors each year on the basis of that year's profits and the company's performance relative to its competition.

Excluding the revaluation charge, the decrease in costs and operating expenses of the real estate and financial services segments are in line with the reduced sales activity.

Other income (expense) is an aggregation of both recurring and occasional non-operating income and expense items and, as a result, may fluctuate from period to period. No individual income or expense item in 1995 was significant in relation to net earnings.

Weyerhaeuser's interest expense incurred was up $34 million over the prior year as a result of prefunding 1995 debt maturities that were due late in the year as well as an increase in the company's combined long- and short-term debt levels. Capitalized interest was $16 million less than the prior year as mill modernization projects at Longview, Washington, and Plymouth, North Carolina, were completed.

1994 COMPARED WITH 1993

The company's 1994 consolidated sales and revenues were $10.4 billion, a 9 percent increase over the $9.5 billion reported in 1993. Net earnings were $589 million, or $2.86 per common share, compared with 1993 net earnings of $579 million, or $2.83 per common share. 1994 earnings included the return of countervailing duty by the U.S. government against Canadian lumber imports and the expected cost of postretirement benefits for Canadian employees. The net effect of these two items contributed $.03 per common share. 1993 earnings included gains of $132 million, or $.65 per common share, from the sale of assets and extinguishment of debt, and a $15 million, or $.08 per common share, charge to earnings to reflect the revised 1993 federal corporate tax rate in the company's deferred tax accounts.

The continuation in 1994 of the company's major modernization projects, started in 1993, accounted for the significant increase in capitalized interest from year to year.

The significant changes from 1993 in other income were attributable to the $70 million pretax gain on the disposal of the company's investment in the infant diaper business and the real estate and financial services pretax gain of $42 million on the sale of GNA Corporation, both in 1993.

The timberlands and wood products segment posted record operating earnings of $1 billion in 1994, which was a 16 percent increase over the $891 million reported in 1993. Sales for this segment were $5 billion, up 12 percent over the $4.5 billion reported in 1993. This segment posted record performances during 1994 as the businesses continued to accomplish their business improvement plans, timber supplies remained tight and markets remained strong throughout the year.

The pulp, paper and packaging segment's 1994 operating earnings were $211 million, up substantially from 1993's $61 million. This segment reported sales of $4.1 billion for the year, an increase of 14 percent over the $3.6 billion in 1993. Strong demand coupled with continued price improvement over the prior year in both the domestic and export pulp, paper and packaging markets were the key factors in this recovery.

The combined real estate and financial services segments earned $18 million in 1994 compared with 1993 earnings of $94 million, which included a pretax gain of $42 million on the sale of GNA Corporation as well as one quarter of GNA operating results.

BUSINESS IMPROVEMENT PLANS

In 1994 business improvement plans were developed to improve the annual pretax earnings of the company by $600 million by the end of 1997. Given the volatility of prices in many of the company's product lines and changing material and labor costs, the improvement plans were developed, stated and are being tracked in 1994 dollars. The year-to-year impact of these plans will obviously vary as prices and costs change each year.

These plans were developed by each unit of the company and did not require any major capital investment. They focused on the manageable variables at each operating unit that have the greatest impact on profitability, i.e., production volume, manufacturing cost, product mix and controllable overhead.

The company achieved improvements totaling $120 million and $276 million, as measured in 1994 dollars, in 1996 and 1995, respectively. The rate of improvement slowed in 1996 as weak pulp and paper markets resulted in periodic production curtailments that negatively impacted productivity. With market conditions expected to improve, the company still anticipates achieving the $600 million goal by the end of 1997.

The annualized improvements realized and expected to be realized over the 1995 to 1997 period, in 1994 dollars, with 1998 as the first full year of benefit, are as follows:

--------------------------------------------------------------
                                                      Total
                                           1997    sustainable
Dollar amounts in millions   1995   1996   goal        goal
--------------------------------------------------------------
Pulp, paper and
 packaging                   $146   $ 49   $105          $300
Timberlands and
 wood products                130     71     99           300
--------------------------------------------------------------
                             $276   $120   $204          $600
==============================================================

The breakdown of the $600 million in improvements by source and business segment, in 1994 dollars, is as follows:

------------------------------------------------------------
                            Timberlands    Pulp,
                              and Wood   Paper and
                              Products   Packaging   Total
------------------------------------------------------------
Dollar amounts in millions
Incremental volume               $ 115       $ 152   $ 267
Manufacturing cost
 reduction                          90          87     177
 Higher-value mix                   81          54     135
 Overhead savings                   14           7      21
------------------------------------------------------------
                                 $ 300       $ 300   $ 600
============================================================

LIQUIDITY AND CAPITAL RESOURCES

GENERAL

The company is committed to the maintenance of a sound, conservative capital structure. This commitment is based upon two considerations: the obligation to protect the underlying interests of its shareholders and lenders, and the desire to have access, at all times, to major financial markets.

The important elements of the policy governing the company's capital structure are as follows:

 .    To view separately the capital structures of Weyerhaeuser Company,
     Weyerhaeuser Real Estate Company and Weyerhaeuser Financial Services, Inc., given the very different nature of their assets and business activities. The amount of debt and equity associated with the capital structure of each will reflect the basic earnings capacity, real value and unique liquidity characteristics of the assets dedicated to that business.

 .    The combination of maturing short-term debt and the structure of long-term debt will be managed judiciously to minimize liquidity risk. Long-term debt maturities are shown in Note 12 of Notes to Financial Statements.

OPERATIONS

In 1996 the company generated $1.3 billion of cash flow from operations before changes in working capital compared with $1.9 billion in 1995. Net earnings provided by Weyerhaeuser were $434 million, down $547 million from the $981 million provided in 1995 due primarily to the decline of prices for pulp, paper and corrugated packaging products in the current year.

The real estate and financial services segments provided $29 million from net earnings in 1996 compared with a net loss of $182 million in 1995. Included in the 1995 net loss was a pretax, non-cash charge of $290 million resulting from the company's decision to accelerate the disposition of certain real estate assets previously held for development and use along with the application of those provisions of SFAS No. 121 relating to the valuation of assets held for future use when estimated undiscounted future cash flows from the assets did not exceed the carrying value of those assets.

Cash flow from operations before changes in working capital by business segment was as follows:

--------------------------------------------------------
Dollar amounts in millions      1996     1995     1994
--------------------------------------------------------
Timberlands and wood
 products                    $ 1,045  $ 1,026  $ 1,226
Pulp, paper and packaging        665    1,567      530
Real estate                       41       23       16
Financial services                57       46       33
Corporate and other             (546)    (806)    (545)
--------------------------------------------------------
                             $ 1,262  $ 1,856  $ 1,260
========================================================

Weyerhaeuser's cash flow from changes in net working capital during the year was $41 million with increases in inventories and prepaids along with reductions in accrued liabilities and accounts payable being partially offset by a decrease in receivables.

The majority of the $82 million of funds provided from working capital in the real estate and financial services segments came from decreases in real estate and land inventories and mortgages held for sale, as sales exceeded originations.

INVESTING

Capital expenditures, excluding acquisitions, were $879 million compared with $996 million in 1995. They are currently expected to approximate $750 million, excluding acquisitions, in 1997; however, these expenditures could be increased or decreased as a consequence of future economic conditions.

The company spent $448 million in 1996 for the acquisition of private commercial timberlands and two lumber mills in the southern United States. In 1995 the company acquired three hardwood lumber mills and timber and timberlands in the Pacific Northwest, nine corrugated packaging plants and five recycling collection facilities using $77 million of cash and $46 million of the company's treasury common shares.

Recent capital spending, excluding acquisitions, has been in the following areas:

--------------------------------------------------
Dollar amounts in millions    1996  1995    1994
--------------------------------------------------
Timberlands and wood
 products                    $ 418  $446  $  257
Pulp, paper and packaging      415   501     794
Corporate and other             46    49      51
-------------------------------------------------
                             $ 879  $996  $1,102
=================================================

Proceeds from the sale of property and equipment included $33 million received for the production facilities and logging equipment in the sale of the company's Klamath Falls manufacturing and timberlands operations. The timberlands portion of this transaction involved like-kind exchanges for other timberlands in the southern United States.

In 1996 the company's financial services segment's mortgage banking business provided funds from the sale of substantially all of its capitalized servicing rights and remaining adjustable-rate mortgages plus reduction in assets pledged as collateral for the collateralized mortgage obligation (CMO) bonds. The sale of adjustable-rate mortgages had commenced in 1995.

FINANCING

Weyerhaeuser's long-term debt grew approximately $500 million during the year with the major activity being a $637 million increase in net commercial paper borrowings and a $33 million sale of industrial revenue bonds offset, in part, by the payment of $115 million of the company's medium-term notes and $40 million of fixed-rate debt. As a result, the company's long-term debt as a percent of shareholders' equity increased to 77 percent at the end of 1996 compared with 67 percent a year earlier.

The combined real estate and financial services segments utilized funds received from the sale of impaired assets, capitalized servicing rights and adjustable-rate mortgages to reduce net borrowings by $312 million.

The company paid $317 million in cash dividends in 1996 compared with $306 million in 1995. The increase is attributable to the quarterly dividend rate being raised from 30 cents to 40 cents effective with the second quarter of 1995, resulting in an annualized rate of $1.60 per common share. Although common share dividends have exceeded the company's target payout ratio in recent years, it is our intent, over time, to pay dividends to our common shareholders in a range of 35 to 45 percent of common share earnings.

The company repurchased $45 million of common shares during the year as a part of the 10 million share repurchase program, which commenced in the second quarter of 1995, bringing the total acquired to 9.6 million shares. In 1996 the company's board of directors authorized an increase of 1 million shares in the repurchase program, bringing the authorized total to 11 million, to offset shares issued in conjunction with a recent acquisition.

To ensure its ability to meet future commitments, Weyerhaeuser Company, Weyerhaeuser Real Estate Company and Weyerhaeuser Mortgage Company, a subsidiary of Weyerhaeuser Financial Services, Inc., have established unused bank lines of credit in the maximum aggregate sum of approximately $2.1 billion. None of the entities is a guarantor of the borrowings of the others under any of these credit facilities.

CONTINGENCIES

The company is a party to legal proceedings and environmental matters generally incidental to its business. Although the final outcome of any legal proceeding or environmental matter is subject to a great many variables and cannot be predicted with any degree of certainty, the company presently believes that the ultimate outcome resulting from these proceedings and matters would not have a material effect on the company's current financial position, liquidity or results of operations; however, in any given future reporting period, such proceedings or matters could have a material effect on results of operations.

ACCOUNTING MATTERS

PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," to provide accounting and reporting guidance for transfers and servicing of financial assets and extinguishments of liabilities. The statement uses the "financial-components approach" in which, after a transfer of financial assets, an entity would recognize all financial assets and services it controls and all liabilities it has incurred and remove financial assets and liabilities from the balance sheet when control is surrendered or when they are extinguished, respectively. It is to be applied to transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996. This statement will supersede several previous statements, including SFAS No. 122, "Accounting for Mortgage Servicing Rights -- an amendment of FASB Statement No. 65," which the company had implemented in 1995. In 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125 -- an amendment of FASB Statement No. 125," which deferred for one year the effective date of certain provisions. The company believes that the future adoption of these statements will not have a significant impact on results of operations or financial position.

ACCOUNTING AND REPORTING STANDARDS COMMITTEE

During the year, the Accounting and Reporting Standards Committee, comprised of four outside directors, reviewed with the company's management and with its independent public accountants the scope and results of the company's internal and external audit activities and the adequacy of the company's internal accounting controls. The committee also reviewed current and emerging accounting and reporting requirements and practices affecting the company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF WEYERHAEUSER COMPANY:

We have audited the accompanying consolidated balance sheets of Weyerhaeuser Company (a Washington corporation) and subsidiaries as of December 29, 1996, and December 31, 1995, and the related consolidated statements of earnings, cash flows and shareholders' interest for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weyerhaeuser Company and subsidiaries as of December 29, 1996, and December 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.

Seattle, Washington,
February 6, 1997                    ARTHUR ANDERSEN LLP

CONSOLIDATED STATEMENT OF EARNINGS

------------------------------------------------------------
For the three-year period ended
December 29, 1996
Dollar amounts in millions
except per-share figures              1996    1995   1994
------------------------------------------------------------
Net sales and revenues:
 Weyerhaeuser                       $10,105 $10,869 $ 9,281
 Real estate and financial services   1,009     919   1,117
------------------------------------------------------------
Net sales and revenues               11,114  11,788  10,398
------------------------------------------------------------
Costs and expenses:
 Weyerhaeuser:
  Costs of products sold              7,610   7,516   6,819
  Depreciation, amortization and
   fee stumpage                         601     580     504
  Selling, general and
   administrative expenses              702     724     615
  Research and development expenses      54      51      47
  Taxes other than payroll and
   income taxes                         151     155     151
------------------------------------------------------------
                                      9,118   9,026   8,136
------------------------------------------------------------
 Real estate and financial services:
  Costs and operating expenses          726     681     851
  Depreciation and amortization          16      41      30
  Selling, general and
   administrative expenses              173     139     152
  Taxes other than payroll and
   income taxes                          11       8       9
  Charge for impairment of
   long-lived assets (Note 1)            --     290      --
------------------------------------------------------------
                                        926   1,159   1,042
------------------------------------------------------------
Total costs and expenses             10,044  10,185   9,178
------------------------------------------------------------
Operating income                      1,070   1,603   1,220
Interest expense and other:
 Weyerhaeuser:
  Interest expense incurred             273     271     237
  Less interest capitalized              21      20      36
  Other income (expense),
   net (Note 3)                         (58)    (71)    (42)
 Real estate and financial services:
  Interest expense incurred             132     140     154
  Less interest capitalized              65      76      78
  Other income (expense),
   net (Note 3)                          27      27      19
------------------------------------------------------------
Earnings before income taxes            720   1,244     920
Income taxes (Note 4)                   257     445     331
------------------------------------------------------------
Net earnings                        $   463 $   799 $   589
============================================================
Per common share (Note 1):
 Net earnings                       $  2.34 $  3.93 $  2.86
------------------------------------========================
 Dividends paid                     $  1.60 $  1.50 $  1.20
============================================================

See notes on pages 59 through 77.

CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------
                                     December 29, December 31,
Dollar amounts in millions               1996         1995
--------------------------------------------------------------
ASSETS
Weyerhaeuser
 Current assets:
  Cash and short-term
   investments (Note 1)               $    33      $    34
  Receivables, less allowances
   of $7 and $9                           902          976
  Inventories (Note 7)                  1,001          960
  Prepaid expenses                        289          265
------------------------------------------------------------
    Total current assets                2,225        2,235
 Property and equipment (Note 8)        7,007        6,717
 Construction in progress                 417          509
 Timber and timberlands at cost,
  less fee stumpage charged
  to disposals                          1,073          666
 Other assets and deferred charges        246          232
------------------------------------------------------------
                                       10,968       10,359
------------------------------------------------------------
Real estate and financial services
 Cash and short-term investments,
  including restricted deposits
  of $18 and $22                           38           50
 Receivables, less discounts and
  allowances of $9 and $7                  99           92
 Mortgage notes held
  for sale (Note 13)                      334          332
 Mortgage loans receivable, less
  discounts and allowances
  of $7 and $2 (Note 13)                  133          155
 Mortgage-backed certificates and
  other pledged financial instruments
  (Notes 1 and 13)                        154          185
 Real estate in process of development
  and for sale (Note 9)                   680          776
 Land being processed for development     719          688
 Investments in and advances to joint
  ventures and limited partnerships,
  less reserves of $27 and $38            115          113
 Rental properties, less
  accumulated depreciation                150          184
 Other assets                             206          319
------------------------------------------------------------
                                        2,628        2,894
------------------------------------------------------------
    Total assets                      $13,596      $13,253
============================================================

See notes on pages 59 through 77.

--------------------------------------------------------------
                                     December 29, December 31,
Dollar amounts in millions               1996         1995
--------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS'
 INTEREST
Weyerhaeuser
 Current liabilities:
  Notes payable                       $    16      $    24
  Current maturities of
   long-term debt                          80          125
  Accounts payable (Note 1)               725          747
  Accrued liabilities (Note 10)           662          707
------------------------------------------------------------
    Total current liabilities           1,483        1,603
 Long-term debt (Notes 12 and 13)       3,546        2,983
 Deferred income taxes (Note 4)         1,324        1,196
 Deferred pension and other
  liabilities (Notes 5 and 6)             493          509
 Minority interest in subsidiaries        113          111
 Commitments and contingencies
  (Note 14)
------------------------------------------------------------
                                        6,959        6,402
------------------------------------------------------------
Real estate and financial services
 Notes payable and commercial
  paper (Note 11)                         245          338
 Long-term debt (Notes 12 and 13)       1,537        1,753
 Other liabilities                        251          274
 Commitments and contingencies
  (Note 14)
------------------------------------------------------------
                                        2,033        2,365
------------------------------------------------------------
    Total liabilities                   8,992        8,767
------------------------------------------------------------
Shareholders' interest (Note 16):
 Common shares: authorized
  400,000,000 shares, issued
  206,072,890 shares,
  $1.25 par value                         258          258
 Other capital                            407          415
 Cumulative translation adjustment        (93)         (90)
 Retained earnings                      4,372        4,226
 Treasury common shares, at cost:
  7,736,601 and 7,302,878                (340)        (323)
------------------------------------------------------------
    Total shareholders' interest        4,604        4,486
------------------------------------------------------------
    Total liabilities and
    shareholders' interest            $13,596      $13,253
============================================================

CONSOLIDATED STATEMENT OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       Real Estate and
For the three-year period                 Consolidated              Weyerhaeuser Company             Financial Services
ended December 29, 1996           -------------------------------------------------------------------------------------------
Dollar amounts in millions            1996     1995     1994       1996      1995      1994         1996      1995      1994
-----------------------------------------------------------------------------------------------------------------------------
Cash flows provided by operations:
 Net earnings (loss)               $   463  $   799  $   589    $   434   $   981   $   576      $    29   $  (182)  $    13
Non-cash charges to income:
 Depreciation, amortization
  and fee stumpage                     617      621      534        601       580       504           16        41        30
 Deferred income taxes, net            181      103      127        121       183       115           60       (80)       12
 Charge for impairment of
  long-lived assets                     --      290       --         --        --        --           --       290        --
Changes in working capital:
 Accounts receivable                    67      (33)    (125)        75       (60)     (126)          (8)       27         1
 Inventories, prepaid expenses,
  real estate and land                  68     (159)      (6)       (30)     (148)      (12)          98       (11)        6
 Mortgage notes held for sale and
  mortgage loans receivable             19      (18)     360         --        --        --           19       (18)      360
 Other liabilities                    (113)    (102)     198        (86)      (82)      272          (27)      (20)      (74)
(Gain) loss on disposition
 of assets                               1       43       10          8        43        15           (7)       --        (5)
Other                                   (5)      12       (7)        20        14       (20)         (25)       (2)       13
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operations      1,298    1,556    1,680      1,143     1,511     1,324          155        45       356
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing in
 the business:
 Property and equipment               (829)    (928)  (1,061)      (820)     (915)   (1,047)          (9)      (13)      (14)
 Timber and timberlands                (50)     (68)     (41)       (50)      (68)      (41)          --        --        --
 Property and equipment and timber
  and timberlands from acquisitions   (448)     (77)      --       (448)      (77)       --           --        --        --
 Mortgage securities acquired           (4)     (13)     (64)        --        --        --           (4)      (13)      (64)
 Proceeds from sale of:
  Property and equipment (Note 15)      74       19       44         61        19        20           13        --        24
  Businesses                            --       --       14         --        --        --           --        --        14
  Mortgage securities                  106       25      139         --        --        --          106        25       139
 Other                                 (13)     204     (297)       (52)      (50)      (49)          39       254      (248)
-----------------------------------------------------------------------------------------------------------------------------
Net cash flows from investing in
 the business                       (1,164)    (838)  (1,266)    (1,309)   (1,091)   (1,117)         145       253      (149)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing
 activities:
 Sale of debentures and notes          142      723      174         12       583        22          130       140       152
 Sale of industrial revenue bonds       33      150      134         33       150       134           --        --        --
 Notes and commercial paper
  borrowings, net                      534     (439)    (143)       637      (159)      (83)        (103)     (280)      (60)
 Cash dividends on common shares      (317)    (306)    (247)      (317)     (306)     (247)          --        --        --
 Payments on debentures, notes,
  bank credit agreements,capital
  leases and CMO bonds                (513)    (661)    (362)      (174)     (480)      (49)        (339)     (181)     (313)
 Purchase of treasury common shares    (45)    (379)      --        (45)     (379)       --           --        --        --
 Exercise of stock options              20       19       16         20        19        16           --        --        --
 Other                                  (1)      (4)      (2)        (1)       (4)       (2)          --        --        --
-----------------------------------------------------------------------------------------------------------------------------
Net cash flows from financing
 activities                           (147)    (897)    (430)       165      (576)     (209)        (312)     (321)     (221)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash
 and short-term investments            (13)    (179)     (16)        (1)     (156)       (2)         (12)      (23)      (14)
Cash and short-term investments at
 beginning of year                      84      263      279         34       190       192           50        73        87
-----------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments at
 end of year                       $    71  $    84  $   263    $    33   $    34   $   190      $    38   $    50   $    73
=============================================================================================================================
Cash paid during the year for:
 Interest, net of
  amount capitalized               $   322  $   302  $   279    $   255   $   236   $   201      $    67   $    66   $    78
=============================================================================================================================
 Income taxes                      $   168  $   332  $   141    $   188   $   346   $    92      $   (20)  $   (14)  $    49
=============================================================================================================================

See notes on pages 59 through 77.

Consolidated Statement of Shareholders' Interest

----------------------------------------------------------------
For the three-year period ended
 December 29, 1996
Dollar amounts in millions               1996     1995     1994
----------------------------------------------------------------
Common stock issued:
 Balance at end of year                $  258   $  258   $  258
----------------------------------------------------------------
Other capital:
 Balance at beginning of year             415      416      411
 Stock options exercised                   (8)      (3)       5
 Other transactions (net)                  --        2       --
----------------------------------------------------------------
 Balance at end of year                   407      415      416
----------------------------------------------------------------
Cumulative translation adjustment:
 Balance at beginning of year             (90)    (107)     (73)
 Translation adjustment                    (3)      17      (34)
----------------------------------------------------------------
 Balance at end of year                   (93)     (90)    (107)
----------------------------------------------------------------
Retained earnings:
 Balance at beginning of year           4,226    3,733    3,391
 Net earnings                             463      799      589
 Cash dividends on common shares         (317)    (306)    (247)
----------------------------------------------------------------
 Balance at end of year                 4,372    4,226    3,733
----------------------------------------------------------------
Common stock held in treasury:
 Balance at beginning of year            (323)     (10)     (21)
 Purchases of treasury common shares      (45)    (379)      --
 Stock options exercised                   28       22       11
 Used in acquisition of capital assets     --       44       --
----------------------------------------------------------------
 Balance at end of year                  (340)    (323)     (10)
----------------------------------------------------------------
Total shareholders' interest:
 Balance at end of year               $ 4,604  $ 4,486  $ 4,290
================================================================
Shares of common stock (in thousands):
 Issued at end of year                206,073  206,073  206,073
----------------------------------------------------------------
 In treasury:
  Balance at beginning of year          7,303      455      984
  Purchases of treasury common shares   1,086    8,494       --
  Stock options exercised                (642)    (648)    (529)
  Used in acquisition of
   capital assets                         (10)    (998)      --
----------------------------------------------------------------
  Balance at end of year                7,737    7,303      455
----------------------------------------------------------------
  Outstanding at end of year          198,336  198,770  205,618
================================================================

See notes on pages 59 through 77.

NOTES TO FINANCIAL STATEMENTS

For the three-year period ended December 29, 1996

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of Weyerhaeuser Company and all of its majority-owned domestic and foreign subsidiaries. Significant intercompany transactions and accounts are eliminated.

Certain of the consolidated financial statements and notes to financial statements are presented in two groupings: (1) Weyerhaeuser Company (Weyerhaeuser, or the company), which is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products, and (2) real estate and financial services, which includes Weyerhaeuser Real Estate Company (WRECO), which is involved in real estate development and con-struction, and Weyerhaeuser Financial Services, Inc. (WFS), whose principal subsidiary is Weyerhaeuser Mortgage Company (WMC). GNA Corporation, a subsidiary of WFS, was sold in April 1993.

NATURE OF OPERATIONS

The company's principal business segments, which account for the majority of sales, earnings and the asset base, are:

 .    Timberlands and wood products, which is engaged in the management of 5.3 million acres of company-owned forestland in the United States and 22.9 million acres of forestland in Canada under long-term licensing arrangements (of which 15 million acres are considered to be productive forestland) and the production of a full line of solid wood products that are sold primarily through the company's own sales organizations to wholesalers, retailers and industrial users in North America, the Pacific Rim and Europe.

 .    Pulp, paper and packaging, which manufactures and sells pulp, newsprint, paper, paperboard and containerboard in North American, Pacific Rim and European markets, and packaging products for the domestic markets, and which operates an extensive wastepaper recycling system that serves company mills and worldwide markets.

FISCAL YEAR-END

The company's fiscal year ends on the last Sunday of the year. Fiscal year 1995 had 53 weeks, and fiscal years 1996 and 1994 had 52 weeks.

ACCOUNTING PRONOUNCEMENTS IMPLEMENTED

In 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which requires companies to change what they disclose about their employee stock-based compensation plans, recommends that they change the accounting for these plans to a fair-value based method and requires those companies that do not change their accounting to disclose what their earnings and earnings per share would have been if they had changed. The company will continue to account for these plans using the method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25 and has conformed to the disclosure requirements of SFAS No. 123 for fiscal years 1995 and 1996. Note 17 discusses the company's stock-based compensation plan relative to the requirements of SFAS No. 123.

PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," to provide accounting and reporting guidance for transfers and servicing of financial assets and extinguishments of liabilities. The statement uses the "financial-components approach" in which, after a transfer of financial assets, an entity would recognize all financial assets and services it controls and all liabilities it has incurred and remove financial assets and liabilities from the balance sheet when control is surrendered or when they are extinguished, respectively. It is to be applied to transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996. This statement will supersede several previous statements, including SFAS No. 122, "Accounting for Mortgage Servicing Rights -- an amendment of FASB Statement No. 65," which the company had implemented in 1995. In 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125 -- an amendment of FASB Statement No. 125," which deferred for one year the effective date of certain provisions. The company believes that the future adoption of these statements will not have a significant impact on results of operations or financial position.

NET EARNINGS PER COMMON SHARE

Net earnings per common share are based on the weighted average number of common shares outstanding during the respective periods. Average common equivalent shares (stock options) outstanding have not been included, as the computation would not be dilutive. Weighted average common shares outstanding were 198,318,000, 203,525,000 and 205,543,000 for the years ended December 29, 1996,
December 31, 1995, and December 25, 1994, respectively.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The company has, where appropriate, estimated the fair value of financial instruments. These fair value amounts may be significantly affected by the assumptions used, including the discount rate and estimates of cash flow. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. Where these estimates approximate carrying value, no separate disclosure of fair value is shown.

Financial instruments that potentially subject the company to concentrations of credit risk consist primarily of mortgage notes held for sale or investment and mortgage loans receivable, of which $417 million and $457 million are in the western geographical region of the United States at December 29, 1996, and December 31, 1995, respectively.

DERIVATIVES

The company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate and foreign exchange risks. These include:

 .    Foreign exchange contracts, which are hedges for foreign denominated accounts receivable and accounts payable, have gains or losses recognized at settlement date.

 .    Interest rate swaps entered into with major banks or financial institutions in which the company pays a fixed rate and receives a floating rate with the interest payments being calculated on a notional amount. The premiums received by the company on the sale of these swaps are treated as deferred income and amortized against interest expense over the term of the agreements.

 .    Hedging transactions entered into by the company's mortgage banking subsidiary to protect both the completed loan inventory and loans in process against changes in interest rates. The financial instruments used to manage interest rate risk are forward sales commitments, interest rate futures and options. Hedging gains and losses realized during the commitment and warehousing period are deferred to the extent of unrealized gains on the related mortgage loans held for sale.

The company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The company deals only with highly rated counterparties. The notional amounts of these derivative financial instruments are $807 million and $891 million at December 29, 1996, and December 31, 1995, respectively. These notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of exposure to the company through its use of derivatives. The exposure in a derivative contract is the net difference between what each party is required to pay based on the contractual terms against the notional amount of the contract, such as interest rates or exchange rates. The use of derivatives does not have a significant effect on the company's results of operations or its financial position.

CASH AND SHORT-TERM INVESTMENTS

For purposes of cash flow and fair value reporting, short-term investments with original maturities of 90 days or less are considered as cash equivalents. Short-term investments are stated at cost, which approximates market.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost includes labor, materials and production overhead. The last-in, first-out (LIFO) method is used to cost the majority of domestic raw materials, in process and finished goods inventories. LIFO inventories were $296 million and $305 million at December 29, 1996, and December 31, 1995, respectively. The balance of domestic raw material and product inventories, all materials and supplies inventories, and all foreign inventories is costed at either the first-in, first-out (FIFO) or moving average cost methods. Had the FIFO method been used to cost all inventories, the amounts at which product inventories are stated would have been $239 million and $267 million greater at December 29, 1996, and December 31, 1995, respectively.

PROPERTY AND EQUIPMENT

The company's property accounts are maintained on an individual asset basis. Betterments and replacements of major units are capitalized. Maintenance, repairs and minor replacements are expensed. Depreciation is provided generally on the straight-line or unit-of-production method at rates based on estimated service lives. Amortization of logging railroads and truck roads is provided generally as timber is harvested and is based upon rates determined with reference to the volume of timber estimated to be removed over such facilities.

The cost and related depreciation of property sold or retired is removed from the property and allowance for depreciation accounts and the gain or loss is included in earnings.

TIMBER AND TIMBERLANDS

Timber and timberlands are carried at cost less fee stumpage charged to disposals. Fee stumpage is the cost of standing timber and is charged to fee timber disposals as fee timber is harvested, lost as the result of casualty or sold. Depletion rates used to relieve timber inventory are determined with reference to the net carrying value of timber and the related volume of timber estimated to be recoverable. Timber carrying costs are expensed as incurred. The cost of timber harvested is included in the carrying values of raw material and product inventories, and in the cost of products sold as these inventories are disposed of.

ACCOUNTS PAYABLE

The company's banking system provides for the daily replenishment of major bank accounts as checks are presented for payment. Accordingly, there were negative book cash balances of $164 million and $149 million at December 29, 1996, and December 31, 1995, respectively. Such balances result from outstanding checks that had not yet been paid by the bank and are reflected in accounts payable in the consolidated balance sheets.

INCOME TAXES

Deferred income taxes are provided to reflect temporary differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws.

PENSION PLANS

The company has pension plans covering most of its employees. The U.S. plan covering salaried employees provides pension benefits based on the employee's highest monthly earnings for five consecutive years during the final 10 years before retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. Contributions to U.S. plans are based on funding standards established by the Employee Retirement Income Security Act of 1974 (ERISA).

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

In addition to providing pension benefits, the company provides certain health care and life insurance benefits for some retired employees and accrues the expected future cost of these benefits for its current eligible retirees and some employees. All of the company's salaried employees and some hourly employees may become eligible for these benefits when they retire.

RECLASSIFICATIONS

Certain reclassifications have been made to conform prior years' data to the current format.

REAL ESTATE AND FINANCIAL SERVICES

Real estate held for sale is stated at the lower of cost or fair value. The determination of fair value is based on appraisals and market pricing of comparable assets, when available, or the discounted value of estimated future cash flows from these assets. Real estate held for development is stated at cost to the extent it does not exceed the estimated undiscounted future net cash flows, in which case, it is carried at fair value.

In 1995, the company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires companies to change their method of valuing long-lived assets. The company's decision to accelerate the disposition of certain real estate assets previously held for development and use along with the implementation of this pronouncement resulted in a $290 million charge to operations in the third quarter of 1995. The majority of the charge was a direct result of the company's decision to accelerate the disposition of those assets. The remainder of the charge resulted from the application of those provisions of SFAS No. 121 relating to the valuation of assets held for future use where estimated undiscounted future cash flows from those assets did not exceed the carrying value of those assets.

The company's evaluation of each asset first considered the availability of appraisal information, then comparable sales information, and finally discounted estimated cash flows. Because appraisal information was very limited for the assets evaluated, the majority of the assets were valued based upon comparable sales data or discounted estimated cash flows. The discount rate considered applicable market conditions and risks associated with each asset. In those cases where a discount rate was used, it was 20 percent. Subsequent sales have demonstrated that the valuation assumptions used were reasonable. The company is continuing with its original plans to dispose of most of the affected assets over a two-year period. The carrying value of the affected assets at December 29, 1996, and December 31, 1995, was approximately $141 million and $291 million, respectively.

Prior to its implementation of SFAS No. 121, the company recorded its inventory, assets held for development and for sale, at the lower of cost or net realizable value. Net realizable value was determined based upon the estimated selling price in the ordinary course of business less estimated costs of completion to include holding costs during construction and costs of disposal. If carrying cost exceeded net realizable value, a valuation allowance was provided.

The company's financial services businesses are engaged in the mortgage banking industry, hold mortgage-backed certificates and other financial instruments pledged as collateral for collateralized mortgage obligation (CMO) bonds, and also offer insurance services (see Note 12).

The company's mortgage banking business was servicing mortgage loans, which had an aggregated principal balance of approximately $4.4 billion at December 29, 1996.

Mortgage notes held for sale are stated at the lower of cost or market, which is computed by the aggregate method (unrealized losses are offset by unrealized gains).

Mortgage-backed certificates are carried at par value, adjusted for any unamortized discount or premium. Management's intent is to hold these certificates until maturity. These certificates and other financial instruments are pledged as collateral for the CMO bonds and are held by banks as trustees. Principal and interest collections are used to meet the interest payments and reduce the outstanding principal balance of the bonds.

The CMO bonds are the obligation of the issuer, and neither the company nor any affiliated company has guaranteed or is otherwise obligated with respect to the bonds. They are carried at amortized cost. Discounts and premiums are amortized using a method that approximates the effective interest method over their estimated lives.

NOTE 2. FOREIGN OPERATIONS AND EXPORT SALES

The following net assets, net sales and earnings before income taxes, related to operations outside the United States, principally Canada, are included in the company's consolidated financial statements:

----------------------------------------------------------------
Dollar amounts           December 29,  December 31, December 25,
in millions                     1996          1995         1994
----------------------------------------------------------------
Net assets:
 Working capital             $   160       $    72      $    29
 Timber-cutting rights             5             2            2
 Property and equipment, net     930           894          826
 Other assets                     35            40           42
----------------------------------------------------------------
                               1,130         1,008          899
Other liabilities               (262)         (253)        (235)
----------------------------------------------------------------
Net assets                   $   868       $   755      $   664
================================================================

------------------------------------------------------------------
Dollar amounts in millions                 1996     1995     1994
------------------------------------------------------------------
Net sales                               $ 1,316  $ 1,582  $ 1,390
------------------------------------------------------------------
Earnings before income taxes:
  Foreign entities                      $   106  $   392  $   268
  U.S. entities with foreign activity         5       18       23
------------------------------------------------------------------

The company is engaged in the sale of products for export from the United States. These sales consist principally of pulp, newsprint, paperboard, containerboard, logs, lumber and wood chips to Japan; pulp, containerboard, lumber and plywood to Europe; and logs to China and Korea. The following table compares the company's export sales from the United States to customers in Japan and elsewhere with its total net sales and revenues.

-----------------------------------------------------------------
Dollar amounts in millions                1996     1995     1994
-----------------------------------------------------------------
Export sales from the United States:
 Customers in Japan                    $ 1,185  $ 1,173  $ 1,034
 Customers outside Japan                   573      763      506
-----------------------------------------------------------------
  Total export sales                     1,758    1,936    1,540
-----------------------------------------------------------------
Total net sales and revenues           $11,114  $11,788  $10,398
=================================================================

NOTE 3. OTHER INCOME (EXPENSE), NET

Other income (expense), net, is an aggregation of both recurring and occasional non-operating income and expense items and, as a result, may fluctuate from period to period. No individual income or expense item for the three-year period ended December 29, 1996, was significant in relation to net earnings.

NOTE 4. INCOME TAXES

Earnings before income taxes are comprised of the following:

----------------------------------------------------------------
Dollar amounts in millions            1996     1995     1994
----------------------------------------------------------------
Domestic earnings                   $  614   $  852   $  652
Foreign earnings                       106      392      268
----------------------------------------------------------------
                                    $  720   $1,244   $  920
================================================================

Provisions for income taxes include the following:

------------------------------------------------------------------
Dollar amounts in millions                1996     1995     1994
------------------------------------------------------------------
Federal:
 Current                                $   41   $  177   $   84
 Deferred                                  166       92      114
------------------------------------------------------------------
                                           207      269      198
------------------------------------------------------------------
State:
 Current                                     2       31       17
 Deferred                                   16        4        7
------------------------------------------------------------------
                                            18       35       24
------------------------------------------------------------------
Foreign:
 Current                                    33      134      103
 Deferred                                   (1)       7        6
------------------------------------------------------------------
                                            32      141      109
------------------------------------------------------------------
                                        $  257   $  445   $  331
==================================================================

A reconciliation between the federal statutory tax rate and the company's effective tax rate follows:

------------------------------------------------------------------
                                                1996  1995  1994
------------------------------------------------------------------
Statutory tax on income                          35%   35%    35%
State income taxes, net of federal tax benefit    2     2      2
All other, net                                   (1)   (1)    (1)
------------------------------------------------------------------
Effective income tax rate                        36%   36%    36%
==================================================================

The net deferred income tax (liabilities) assets include the following components:

-----------------------------------------------------------------
Dollar amounts                           December 29, December 31,
in millions                                   1996         1995
-----------------------------------------------------------------
Current (included in
 prepaid expenses)                        $     84     $     75
Noncurrent                                  (1,324)      (1,196)
Real estate and financial services
 (included in other assets)                     12           72
-----------------------------------------------------------------
Total                                     $ (1,228)    $ (1,049)
=================================================================

The deferred tax (liabilities) assets are comprised of the following:

-----------------------------------------------------------------
Dollar amounts                        December 29,  December 31,
in millions                               1996          1995
-----------------------------------------------------------------
Depreciation                          $ (1,303)     $ (1,220)
Depletion                                 (143)         (115)
Capitalized interest and taxes --
 real estate development                   (76)          (77)
Other                                     (178)         (140)
-----------------------------------------------------------------
Total deferred tax (liabilities)        (1,700)       (1,552)
-----------------------------------------------------------------
Pension and retiree health care            125           121
Charges for impairment of
 long-lived assets                          56            93
Environmental and other reserves            17            50
Alternative minimum tax credit
 carryforward                               46            20
Other                                      228           219
-----------------------------------------------------------------
Total deferred tax assets                  472           503
-----------------------------------------------------------------
                                      $ (1,228)     $ (1,049)
=================================================================

As of December 29, 1996, the company has available approximately $46 million of alternative minimum tax credit carryforward, which does not expire, and foreign tax credit carryforwards of $1 million, $4 million, $1 million and $1 million expiring in 1998, 1999, 2000 and 2001, respectively.

The company intends to reinvest undistributed earnings of certain foreign subsidiaries; therefore, no U.S. taxes have been provided. These earnings totaled approximately $792 million at the end of 1996. While it is not practicable to determine the income tax liability that would result from repatriation, it is estimated that withholding taxes payable upon repatriation would approximate $47 million.

NOTE 5. PENSION PLANS

Net annual pension cost (income) includes the following components:

-----------------------------------------------------------------
Dollar amounts in millions                1996     1995     1994
-----------------------------------------------------------------
Service cost-benefits earned during
 the period                             $   49   $   37   $   43
Interest cost on projected
 benefit obligation                        111      104       96
Actual return on plan assets              (414)    (466)      (9)
Net amortization and deferrals             254      323     (121)
Pension expense due to sales,
 closures and other                          2       --       --
-----------------------------------------------------------------
                                        $    2   $   (2)  $    9
=================================================================

The assumptions used were as follows:

-----------------------------------------------------------------
                                              1996   1995   1994
-----------------------------------------------------------------
Discount rate                                 7.75%  7.75%  8.75%
Rate of increase in compensation levels        4.5%   4.5%   4.5%
Expected long-term rate of return
 on plan assets                               11.5%  11.5%  11.5%
-----------------------------------------------------------------

The following table sets forth the plans' funded status and amounts recognized in the company's consolidated balance sheet for its U.S. and Canadian pension plans:

----------------------------------------------------------------------
                     December 29, 1996           December 31, 1995
                 -------------------------  --------------------------
                   Assets     Accu-           Assets     Accu-
                   Exceed   mulated           Exceed   mulated
                    Accu-  Benefits            Accu-  Benefits
Dollar amounts    mulated    Exceed          mulated    Exceed
in millions      Benefits    Assets  Total  Benefits    Assets  Total
----------------------------------------------------------------------
 Accumulated
  benefit
  obligation:
  Vested           $1,337  $    17  $1,354   $ 1,254    $  28  $1,282
  Non-vested           29       --      29        27       --      27
----------------------------------------------------------------------
                   $1,366  $    17  $1,383   $ 1,281    $  28  $1,309
======================================================================
 Projected benefit
  obligation       $1,498  $    30  $1,528   $ 1,413    $  34  $1,447
 Fair value of
  plan assets      (1,933)     (22) (1,955)   (1,627)     (24) (1,651)
 Unrecognized
  prior service
  cost                (58)     (10)    (68)      (57)     (12)    (69)
 Unrecognized
  net gain            539        2     541       316        5     321
 Unrecognized net
  transition asset     27       (1)     26        32       (2)     30
----------------------------------------------------------------------
 Accrued/(prepaid)
  pension cost     $   73  $    (1)  $  72   $    77    $   1  $   78
======================================================================

The assets of the U.S. and Canadian pension plans, as of December 29, 1996, and December 31, 1995, consist of a highly diversified mix of equity, fixed income and real estate securities.

Approximately 1,740 employees are covered by union administered multi-employer pension plans to which the company makes negotiated contributions based generally on fixed amounts per hour per employee. Contributions to these plans were $5 million in 1996, $7 million in 1995 and $7 million in 1994.

NOTE 6. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The company sponsors defined benefit postretirement plans for its U.S. employees that provide medical and life insurance coverage as follows:

 .    Two salaried retiree medical plans that cover substantially all salaried employees who retire under the company's retirement plan and their spouses. Plan I covers those retired or eligible to retire as of January 1, 1990, and provides full health coverage. Plan II includes those salaried employees not eligible for Plan I, under which the company provides a fixed dollar amount per year of service toward the premium, with the retiree paying the remainder. The company reserves the right to revise the fixed dollar amount.

 .    An hourly retiree medical plan that covers approximately 3,600 active hourly employees and their spouses. For some, the coverage stops at age 65, while others have lifetime coverage. In some units the retiree must pay a portion of the premium, while in others the company pays the full cost. There are approximately 1,800 retired hourly employees and their spouses currently covered under these programs.

 .    A salaried retiree life insurance plan that starts at 80 percent of salary at retirement and reduces to six thousand dollars in 20 percent increments. Approximately 4,400 persons who are retired or were eligible to retire as of December 31, 1991, are subject to a different schedule.

 .    An hourly retiree life insurance plan in which approximately 11,000 active hourly employees are eligible and approximately 2,000 hourly retirees have coverage. Most of these are covered by fixed dollar amount coverage that is graded down after retirement. Some units have pay-related insurance on which the company pays the full cost.

Weyerhaeuser sponsors various defined contribution plans for U.S. salaried and hourly employees. The basis for determining plan contributions varies by plan. The amounts charged to operations and contributed to the plans for participating employees were $32 million and $28 million in 1996 and 1995, respectively.

The company sponsors three defined benefit and two defined contribution postretirement plans for its Canadian employees that provide medical and life insurance. Collectively, 310 retired employees are covered and 281 active employees are eligible for coverage in these five plans as of year-end 1996.

The following table sets forth the U.S. and Canadian plans' combined accrued postretirement benefit obligation as of December 29, 1996, and December 31, 1995:

-----------------------------------------------------------------
Dollar amounts                        December 29,  December 31,
in millions                                  1996          1995
-----------------------------------------------------------------
Accumulated postretirement
 benefit obligation:
 Retirees:
  Health                                   $  102        $  119
  Life                                         25            22
 Fully eligible and other active
  plan participants:
  Health                                       86            87
  Life                                         14            12
-----------------------------------------------------------------
                                              227           240
Unrecognized actuarial gain                    31             9
-----------------------------------------------------------------
Accrued postretirement benefit obligation  $  258        $  249
=================================================================

Net annual postretirement benefit costs included the following components:

----------------------------------------------------------------
Dollar amounts in millions               1996     1995     1994
----------------------------------------------------------------
Service cost benefits attributed to
service during the period:
 Health                                  $  4     $  3     $  4
 Life                                       1       --        1
Interest cost on accumulated
postretirement benefit obligation:
 Health                                    13       16       16
 Life                                       3        3        2
Amortization of gain -- health             (1)      (1)      --
----------------------------------------------------------------
Net postretirement benefit cost          $ 20     $ 21     $ 23
================================================================

For measurement purposes, a 10.5, 8.5 and 8.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994, 1995 and 1996, respectively. Beginning in 1997, the rate is assumed to decrease by
0.5 percent annually to a level of 5.5 percent for the year 2001 and all years thereafter. The effect of a one percent increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation as of December 29, 1996, by 10.3 percent, and the aggregate of the service and interest cost components of net annual postretirement benefit cost for 1996 by
12.9 percent.

Other assumptions used were as follows:

-----------------------------------------------------------------
                                              1996   1995  1994
-----------------------------------------------------------------
Discount rate                                 7.75%  7.75%  8.5%
Rate of increase in compensation levels:
 Salaried                                      4.5%   4.5%  4.5%
 Hourly                                        3.0%   3.0%  3.0%
-----------------------------------------------------------------

NOTE 7. INVENTORIES

------------------------------------------------------------------
Dollar amounts                          December 29,  December 31,
in millions                                  1996          1995
------------------------------------------------------------------
Logs and chips                           $    120      $    173
Lumber, plywood and panels                    148           135
Pulp, newsprint and paper                     202           158
Containerboard, paperboard and packaging      108           107
Other products                                146           117
Materials and supplies                        277           270
----------------------------------------------------------------
                                         $  1,001      $    960
================================================================

NOTE 8. PROPERTY AND EQUIPMENT

----------------------------------------------------------------
Dollar amounts                        December 29,  December 31,
in millions                                  1996          1995
----------------------------------------------------------------
Property and equipment, at cost:
 Land                                    $    158      $    167
 Buildings and improvements                 1,686         1,582
 Machinery and equipment                    9,713         9,253
 Rail and truck roads and other               596           615
----------------------------------------------------------------
                                           12,153        11,617
Less allowance for depreciation
 and amortization                           5,146         4,900
----------------------------------------------------------------
                                        $   7,007      $  6,717
================================================================

NOTE 9. REAL ESTATE IN PROCESS OF DEVELOPMENT AND FOR SALE

Properties held by the company's real estate and financial services businesses include:

-----------------------------------------------------------------
Dollar amounts                          December 29,  December 31,
in millions                                 1996          1995
-----------------------------------------------------------------
Dwelling units                            $   198       $   234
Residential lots                              264           212
Commercial lots                               135           136
Commercial projects                            31           125
Acreage                                        49            68
Other inventories                               3             1
-----------------------------------------------------------------
                                          $   680       $   776
=================================================================

NOTE 10.  ACCRUED LIABILITIES

-------------------------------------------------------------------
Dollar amounts                          December 29,  December 31,
in millions                                  1996          1995
-------------------------------------------------------------------
Payroll -- wages and salaries,
 incentive awards, retirement
 and vacation pay                         $   279       $   265
Taxes -- Social Security and real
 and personal property                         57            50
Interest                                       79            82
Accrued income taxes                           51           117
Other                                         196           193
-----------------------------------------------------------------
                                          $   662       $   707
=================================================================

NOTE 11.  SHORT-TERM DEBT

BORROWINGS

Real estate and financial services short-term borrowings were $245 million with a weighted average interest rate of 4.7 percent at December 29, 1996, and $338 million with a weighted average interest rate of 4.3 percent at December 31, 1995.

LINES OF CREDIT

The company has short-term bank credit lines that provide for borrowings of up to the total amount of $375 million and $725 million, all of which was available to the company, WRECO and WMC at December 29, 1996, and December 31, 1995, respectively. No portion of these lines has been availed of by the company, WRECO or WMC at December 29, 1996, or December 31, 1995. None of the entities referred to herein is a guarantor of the borrowings of the others.

WMC has short-term special credit lines that provide for borrowings of up to $230 million at December 29, 1996, and December 31, 1995. Borrowings against these lines were $54 million and $115 million as of December 29, 1996, and December 31, 1995, respectively.

NOTE 12. LONG-TERM DEBT

DEBT

Weyerhaeuser long-term debt, including the current portion, is as follows:

-------------------------------------------------------------------
Dollar amounts                          December 29,  December 31,
in millions                                  1996          1995
-------------------------------------------------------------------
8 3/8% debentures due 2007                 $  150        $  150
7.50% debentures due 2013                     250           250
7.25% debentures due 2013                     250           250
7 1/8% debentures due 2023                    250           250
9.05% notes due 2003                          200           200
7.28% note                                     --            40
8 1/2% debentures due 2025                    300           300
7.95% debentures due 2025                     250           250
Industrial revenue bonds, rates from
 2.45% (variable) to 10.0% (fixed),
 due 1997-2028                                746           717
Medium-term notes, rates from
 6.43% to 8.91%, due 1997-2005                313           428
Commercial paper/credit agreements            889           252
Other                                          28            21
-------------------------------------------------------------------
                                           $3,626        $3,108
===================================================================
Portion due within one year                $   80        $  125
===================================================================

Long-term debt maturities during the next five years are (millions):

----------------------------------------------------------------
1997                                                     $  80
1998                                                        10
1999                                                       974
2000                                                        99
2001                                                        78
----------------------------------------------------------------

Real estate and financial services long-term debt, including the current portion, is as follows:

-------------------------------------------------------------------
Dollar amounts                           December 29,  December 31,
in millions                                   1996          1995
-------------------------------------------------------------------
Notes payable, unsecured; weighted
 average interest rates
 are approximately 6.4% and 7.3%            $  735        $  780
Bank and other borrowings, unsecured;
 weighted average interest rates are
 approximately 5.5% and 5.7%                   380           505
Notes payable, secured; weighted average
 interest rate is approximately 8.5%            41            46
Collateralized mortgage obligation bonds       133           159
Commercial paper/credit agreement              248           263
-------------------------------------------------------------------
                                            $1,537        $1,753
===================================================================
Portion due within one year                 $  723       $   145
===================================================================

Long-term debt maturities during the next five years are (millions):

-----------------------------------------------------------------
1997                                                        $723
1998                                                         179
1999                                                         127
2000                                                         126
2001                                                         172
-----------------------------------------------------------------

LINES OF CREDIT

At December 29, 1996, the company's lines of credit include a five-year competitive advance and revolving credit facility agreement entered into in 1994 with a group of banks that provides for borrowings of up to the total amount of $1.55 billion, all of which can be availed of by the company, and $1 billion, which can be availed of by WMC. Borrowings are at LIBOR or other such interest rates as mutually agreed to between the borrower and lending banks.

At December 29, 1996, and December 31, 1995, WMC had $25 million and $35 million, respectively, outstanding against a one-year evergreen credit commitment entered into in 1990.

WMC has a revolving credit agreement with a bank to provide for: (1) borrowings of up to $35 million for two years at prime rate, LIBOR or such other rate as may be agreed upon by WMC and the banks, (2) a commitment fee based on the unused credit, and (3) conversion of the note as of July 1, 1999, to a five-year term loan payable in equal quarterly installments. At December 29, 1996, there was no portion outstanding, while at December 31, 1995, $20 million was outstanding under this revolving credit agreement.

WFS has a revolving credit agreement that provides for: (1) borrowings of up to $450 million at December 29, 1996, and $525 million at December 31, 1995, at LIBOR or other such rates as may be agreed upon by WFS and the banks, and (2) a commitment fee on the unused portion of the credit. $355 million and $450 million were outstanding under this facility at December 29, 1996, and December 31, 1995, respectively. To the extent that these credit commitments expire more than one year after the balance sheet date and are unused, an equal amount of commercial paper is classifiable as long term debt. Amounts so classified are shown in the tables in this note.

No portion of these lines has been availed of by the company, WRECO, WMC or WFS at December 29, 1996, or December 31, 1995, except as noted.

The company's compensating balance agreements were not significant.

NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS

------------------------------------------------------------------
                               December 29, 1996 December 31, 1995
                               ----------------- -----------------
                                 Carrying  Fair   Carrying   Fair
Dollar amounts in millions         Value   Value    Value   Value
------------------------------------------------------------------
Weyerhaeuser:
 Financial liabilities:
  Long-term debt (including
  current maturities)             $3,626 $3,809    $3,108  $3,469
------------------------------------------------------------------
Real estate and financial services:
 Financial assets:
  Mortgage notes held for sale       334    335       332     332
  Mortgage loans receivable          133    126       155     138
  Mortgage-backed certificates and
   other pledged financial
   instruments                       154    165       185     193
 Financial liabilities:
  Long-term debt (including
   current maturities)             1,537  1,553     1,753   1,792
------------------------------------------------------------------

The methods and assumptions used to estimate fair value of each class of financial instruments for which it is practicable to estimate that value are as follows:

     .    Long-term debt, including real estate and financial services, is estimated based on quoted market prices for the same issues or on the discounted value of the future cash flows expected to be paid using incremental rates of borrowing for similar liabilities.

     .    Mortgage notes held for sale are estimated using the quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics. The estimated fair value is net of related hedge instruments, which were estimated based upon quoted market prices for securities.

     .    Mortgage loans receivable are estimated based on the discounted value of estimated future cash flows using current rates for loans with similar terms and risks.

     .    Mortgage-backed certificates and other pledged financial instruments are estimated using the quoted market prices for securities backed by similar loans and restricted deposits held at cost.

NOTE 14. LEGAL PROCEEDINGS, COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

On November 2, 1992, an action was filed against the company in the Circuit Court for the First Judicial District of Hinds County, Mississippi, on behalf of a purported class of riparian property owners in Mississippi and Alabama whose properties are located on the Tennessee Tombigbee Waterway, Aliceville Lake, Cedar Creek and the Magoway Creek. The complaint seeks $1 billion in compensatory and punitive damages for diminution in property value, personal injuries and mental anguish allegedly resulting from the discharge of purported hazardous substances, including dioxins and furans, by the company's pulp and paper mill in Columbus, Mississippi, and the alleged fraudulent concealments of such discharge. The complaint also seeks an injunction prohibiting future releases and the removal of hazardous substances allegedly released in the past. On August 20, 1993, a companion action was filed in Greene County, Alabama, on behalf of a similar purported class of riparian owners with essentially the same claims as the Mississippi case. By order dated April 5, 1995, venue of the Alabama action was transferred to Sumter County, Alabama. On January 20, 1995, the court in the Alabama action certified a class of all persons who, as of the date the action commenced, were riparian owners, lessees and licensees of properties located on the Tennessee Tombigbee Waterway in Greene, Sumter, Pickens and Marengo counties, Alabama, and Lowndes and Noxubee counties, Mississippi, to determine whether the company is liable to the members of the class for compensatory and/or punitive damages and to determine the amount of punitive damages, if any, to be awarded to the class as a whole. By order dated April 12, 1995, as orally amended on February 1, 1996, the geographical boundaries of the class were amended to run from below the Columbus mill's wastewater discharge pipe to just above the confluence of the Black Warrior River and the Tennessee Tombigbee Waterway. The class is estimated to range from approximately 1,000 to 1,500 members. In late July 1996, the company reached an agreement to settle both the Mississippi action and the Alabama action for $2.5 million. The agreement is subject to the approval of the court in the Alabama action.

In November 1996, an action was filed against the company in Superior Court for King County, Washington, on behalf of a purported class of all individuals and entities that own property in the United States on which exterior hardboard siding manufactured by the company has been installed since 1980. The action alleges the company has manufactured and distributed defective hardboard siding and has breached express warranties and consumer protection statutes in its sale of hardboard siding. The action seeks compensatory damages, including prejudgment interest, and seeks damages for the cost of replacing siding that rots subsequent to the entry of any judgment. In January 1997, an action was filed, also in Superior Court for King County, Washington, on behalf of a purported class of all individuals, proprietorships, partnerships, corporations and other business entities in the United States on whose homes, condominiums, apartment complexes or commercial buildings hardboard siding manufactured by the company has been installed. The action alleges the company has breached express and implied warranties in its sale of hardboard siding and also has violated the Consumer Protection Act of the state of Washington. The action seeks damages, prejudgment interest, costs and reasonable attorney fees. The company is a defendant in approximately fifteen other hardboard siding cases, one of which purports to be a class action on behalf of purchasers of single- or multi-family residences in Nebraska that contain the company's hardboard siding.

ENVIRONMENTAL

It is the company's policy to accrue for environmental remediation costs when it is determined that it is probable that such an obligation exists and the amount of the obligation can be reasonably estimated. Based on currently available information and analysis, the company believes that it is reasonably possible that costs associated with all identified sites may exceed current accruals by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $120 million over several years. This estimate of the upper end of the range of reasonably possible additional costs is much less certain than the estimates upon which accruals are currently based, and utilizes assumptions less favorable to the company among the range of reasonably possible outcomes. In estimating both its current accruals for environmental remediation and the possible range of additional future costs, the company has assumed that it will not bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on each party's financial condition and probable contribution on a per-site basis. No amounts have been recorded for potential recoveries from insurance carriers.

The company is a party to legal proceedings and environmental matters generally incidental to its business. Although the final outcome of any legal proceeding or environmental matter is subject to a great many variables and cannot be predicted with any degree of certainty, the company presently believes that the ultimate outcome resulting from these proceedings and matters, including those described above, would not have a material effect on the company's current financial position, liquidity or results of operations; however, in any given future reporting period, such proceedings or matters could have a material effect on results of operations.

OTHER ITEMS

The company's capital expenditures, excluding acquisitions, have averaged about $912 million in recent years but are expected to approximate $750 million in 1997; however, the 1997 expenditure level could be increased or decreased as a consequence of future economic conditions.

During the normal course of business, the company's real estate and financial services subsidiaries have entered into certain financial commitments comprised primarily of agreements to fund up to $159 million in mortgage loans at fixed and floating prices, guarantees made on $56 million of partnership borrowings, and limited recourse obligations associated with $1.1 billion of sold mortgage loans. The fair value of the recourse on these loans is estimated to be $7 million, which is based upon market spreads for sales of similar loans without recourse or estimates of the credit risk of the associated recourse obligation.

NOTE 15. PROCEEDS FROM SALE OF PROPERTY AND EQUIPMENT

In 1996, the company sold its Klamath Falls, Oregon, hardboard, particleboard and plywood manufacturing operations; 600,000 acres of predominantly pine timberlands; and its nursery and seed orchard facilities. Proceeds from the sale of the property and equipment in this transaction amounted to $33 million. The resulting gain on this transaction was not material to the company's pretax income. The timberlands portion of this transaction involved a like-kind exchange for other timberlands, primarily private commercial timberlands in southeastern Louisiana and southern Mississippi previously owned by Cavenham Forest Industries.

NOTE 16. SHAREHOLDERS' INTEREST

PREFERRED AND PREFERENCE SHARES

The company is authorized to issue:

     .    7,000,000 preferred shares having a par value of $1.00 per share, of which none were issued and outstanding at December 29, 1996, and December 31, 1995; and

     .    40,000,000 preference shares having a par value of $1.00 per share, of which none were issued and outstanding at December 29, 1996, and December 31, 1995.

The preferred and preference shares may be issued in one or more series with varying rights and preferences including dividend rates, redemption rights, conversion terms, sinking fund provisions, values in liquidation and voting rights. When issued, the outstanding preferred and preference shares rank senior to outstanding common shares as to dividends and assets available on liquidation.

The company has reserved but not issued 2,000,000 shares of cumulative preference shares, fourth series, for the exercise of the rights described under the Shareholder Rights Plan.

SHAREHOLDER RIGHTS PLAN

In December 1986, the company adopted, and in February 1989 amended, a Shareholder Rights Plan (the "Plan") and declared a dividend distribution of
0.6667 right on each outstanding common share. Each right entitles its holder to purchase after the distribution date and until December 1996 one one-hundredth of a share of the company's cumulative preference shares, fourth series, at a price of $70, subject to adjustment. The distribution date is the earlier of 20 business days after the announcement that a person or group has acquired 20 percent or more of Weyerhaeuser's outstanding common shares or 20 business days after a person or group commences a tender or exchange offer that could result in the person or group owning 20 percent or more of the company's outstanding common shares. Following the distribution date, if anyone owning 20 percent or more of the company's outstanding common shares merges with the company, with the company as the survivor, and the company's common shares are not changed or exchanged, or engages in certain self-dealing transactions with the company, or if an event occurs that results in such 20 percent owner's interest being increased by more than one percent (e.g., a reverse stock split), or if anyone acquires 30 percent or more of the company's outstanding common shares, each right holder, other than such person or group, will be able, upon payment of the right's exercise price, to acquire shares of the company's common stock or other securities or assets having an aggregate market value equal to twice the right's purchase price. If, after the company announces that someone owns 20 percent or more of the company's outstanding common shares, the company is acquired in a merger or other business combination, and the company is not the survivor, or the company engages in a merger or other business combination transaction in which the company is the surviving corporation but the company's common shares are changed or exchanged, or if 50 percent of the company's earning power or assets is sold in one or several related transactions, each right holder, other than any 20 percent shareholder, will receive shares of the acquiring company's common stock having a market value equal to twice the right's exercise price. Subject to certain time periods and conditions, the Plan may be amended and the rights may be redeemed at a price of $.05 per right, subject to adjustment. The Plan terminated, in accordance with its provisions, in December 1996.

NOTE 17. STOCK-BASED COMPENSATION PLAN

The company's Long-Term Incentive Compensation Plan (the "Plan") was approved at the 1992 Annual Meeting of Shareholders. The Plan provides for the purchase of the company's common stock at its market price on the date of grant by certain key officers and other employees of the company and its subsidiaries who are selected from time to time by the Compensation Committee of the Board of Directors. No more than 10 million shares may be issued under the Plan. The term of options granted under the Plan may not exceed 10 years from the grant date. Grantees are 25 percent vested after one year, 50 percent after two years, 75 percent after three years, and 100 percent after four years.

The company accounts for all options under APB Opinion No. 25 and related interpretations, under which no compensation has been recognized. Had compensation costs for the Plan been determined consistent with SFAS No. 123, net income and earnings per share would have been reduced to the following pro forma amounts:

-------------------------------------------------------------
                                              1996     1995
-------------------------------------------------------------
Net income (in millions):
 As reported                                  $463     $799
 Pro forma                                     454      791
Earnings per share:
 As reported                                 $2.34    $3.93
 Pro forma                                    2.29     3.88
--------------------------------------------------------------

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to fiscal year 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

--------------------------------------------------------------
                                             1996        1995
--------------------------------------------------------------
Risk-free interest rate                      5.81%       7.47%
Expected life                            6.4 years  6.4 years
Expected volatility                         25.61%      26.27%
Expected dividend yield                      3.48%       4.05%
--------------------------------------------------------------

Changes in the number of shares subject to option are summarized as follows:

--------------------------------------------------------------
                                         1996    1995    1994
--------------------------------------------------------------
Shares (in thousands):
 Outstanding, beginning of year         5,972   5,687   5,177
 Granted                                1,222   1,155   1,312
 Exercised                                925     859     623
 Forfeited                                 26      11     178
 Expired                                   --      --       1
--------------------------------------------------------------
 Outstanding, end of year               6,243   5,972   5,687
--------------------------------------------------------------
 Exercisable, end of year               5,022   4,817   4,375
--------------------------------------------------------------
Weighted average
 exercise price:
 Outstanding, beginning of year        $38.17  $36.27  $32.32
 Granted                                45.94   39.47   47.53
 Exercised                              32.11   27.34   28.06
 Forfeited                              43.46   40.10   33.16
 Expired                                   --      --   19.96
 Outstanding, end of year               40.56   38.17   36.27
Weighted average grant date
 fair value of options                  11.40   10.41     N/A
--------------------------------------------------------------

871 of the 6,243 options outstanding at December 29, 1996, have exercise prices between $20 and $35, with a weighted average exercise price of $25.29 and a weighted average remaining contractual life of 3.24 years. All of these options are exercisable. The remaining 5,372 options have exercise prices between $35 and $49, with a weighted average exercise price of $43.04 and a weighted average remaining contractual life of 7.32 years. 4,150 of these options are exercisable; their weighted average exercise price is $42.18.

NOTE 18. BUSINESS SEGMENTS

The company is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products. The four principal business segments are timberlands and wood products (including softwood lumber, plywood and veneer; composite panels; oriented strand board; logs; chips; timber; doors; hardwood lumber and plywood; and treated products); pulp, paper and packaging (including pulp, newsprint, paper, containerboard, paperboard, packaging, recycling and chemicals); real estate development and construction; and financial services.

The timber-based businesses involve a high degree of integration among timber operations; building materials conversion facilities; and pulp, newsprint, paper, container board and paperboard primary manufacturing and secondary conversion facilities, including extensive transfers of raw materials, semi-finished materials and end products between and among these groups. Accounting for segment profitability involves allocations of joint raw materials and conversion costs and the use of transfer prices that attempt to approximate current market values.

The following table sets forth an analysis of the company's operations by the four principal business segments:

-----------------------------------------------------------------
Dollar amounts
in millions                               1996     1995     1994
-----------------------------------------------------------------
Sales to and revenues from
 unaffiliated customers:
 Timberlands and wood products         $ 5,240  $ 4,931  $ 4,992
 Pulp, paper and packaging               4,648    5,682    4,066
 Real estate                               804      723      911
 Financial services                        205      196      206
 Corporate and other                       217      256      223
-----------------------------------------------------------------
                                        11,114   11,788   10,398
                                       --------------------------
Intersegment sales and revenues:
 Timberlands and wood products             322      558      357
 Pulp, paper and packaging                  88      168       82
 Corporate and other                        35       33       31
-----------------------------------------------------------------
                                           445      759      470
                                       --------------------------
Total sales and revenues                11,559   12,547   10,868
Eliminations                              (445)    (759)    (470)
-----------------------------------------------------------------
                                       $11,114  $11,788  $10,398
=================================================================
Approximate contribution (charge) to
 earnings (1)(2):
 Timberlands and wood products         $   805  $   808  $ 1,034
 Pulp, paper and packaging                 307    1,181      211
 Real estate                                35     (231)       7
 Financial services                          8      (46)      11
 Corporate and other                      (183)    (217)    (142)
-----------------------------------------------------------------
                                           972    1,495    1,121
Interest expense                          (338)    (347)    (315)
Less capitalized interest                   86       96      114
-----------------------------------------------------------------
Earnings before income taxes               720    1,244      920
Income taxes                              (257)    (445)    (331)
-----------------------------------------------------------------
                                        $  463  $   799  $   589
=================================================================
Depreciation, amortization and
 fee stumpage:
 Timberlands and wood products         $   227  $   211  $   189
 Pulp, paper and packaging                 355      350      302
 Real estate                                 4        5        7
 Financial services                         12       36       23
 Corporate and other                        19       19       13
-----------------------------------------------------------------
                                       $   617  $   621  $   534
=================================================================
Capital expenditures (including
 acquisitions):
 Timberlands and wood products         $   866  $   508  $   257
 Pulp, paper and packaging                 415      562      794
 Real estate                                 2       10       10
 Financial services                          7        3        4
 Corporate and other                        37       36       37
-----------------------------------------------------------------
                                       $ 1,327  $ 1,119  $ 1,102
=================================================================
Assets:
 Timberlands and wood products         $ 3,658  $ 2,940  $ 2,713
 Pulp, paper and packaging               6,721    6,797    6,283
 Real estate                             1,578    1,543    1,716
 Financial services                      1,050    1,362    1,730
 Corporate and other                     1,184    1,151    1,439
-----------------------------------------------------------------
                                        14,191   13,793   13,881
Eliminations                              (595)    (540)    (723)
-----------------------------------------------------------------
                                       $13,596  $13,253  $13,158
=================================================================

(1) 1995 "approximate contribution to earnings" includes special charges of $232 million and $58 million for real estate and financial services, respectively, to dispose of certain real estate assets.

(2) Interest expense of $67 million, $64 million and $76 million in 1996, 1995 and 1994, respectively, is included in the determination of "approximate contribution to earnings" for financial services.

NOTE 19. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

--------------------------------------------------------------------
Dollar amounts
in millions except          First   Second   Third  Fourth
per-share figures          Quarter  Quarter Quarter Quarter  Year
--------------------------------------------------------------------
Net sales:
 1996                      $2,605  $2,886  $2,852  $2,771  $11,114
 1995 (1)                   2,686   3,009   3,037   3,056   11,788
Operating income:
 1996                         287     262     286     235    1,070
 1995 (2)                     419     482     247     455    1,603
Earnings before
 income taxes:
 1996                         222     161     187     150      720
 1995 (2)                     328     386     149     381    1,244
Net earnings:
 1996                         142     103     120      98      463
 1995 (2)                     207     246      95     251      799
Net earnings per
 common share:
 1996                         .72     .52     .60     .50     2.34
 1995 (2)                    1.00    1.21     .47    1.25     3.93
Dividends per common share:
 1996                         .40     .40     .40     .40     1.60
 1995                         .30     .40     .40     .40     1.50
Market prices -- high/low:
 1996           49 1/2 - 39 15/16
                          49 7/8 - 41 3/4
                                  48 1/4 - 39 1/2
                                          48 1/8 - 43 7/8
                                                   49 7/8 - 39 1/2
 1995             42 5/8 - 36 7/8
                          47 3/8 - 37 1/2
                                  50 3/8 - 44 3/4
                                              48 - 40 7/8
                                                   50 3/8 - 36 7/8
------------------------------------------------------------------

(1) 1995 net sales of $2,745, $3,074 and $3,112 as previously reported in Form 10-Q for the first, second and third quarters, respectively, have been revised to properly reflect the recording of intercompany sales and related cost of sales.

(2) 1995 third quarter results include a special pretax charge of $290 million, or $184 million after-tax ($.90 per common share), to dispose of certain real estate assets.

NOTE 20. HISTORICAL SUMMARY

---------------------------------------------------------------------------------------------------------------------------------
Dollar amounts
in millions except
per-share figures            1996    1995    1994    1993    1992      1991      1990     1989     1988     1987     1986
---------------------------------------------------------------------------------------------------------------------------------
Per common share:
 Net earnings (loss) from
  continuing operations,
  before extraordinary
  item and effect of
  accounting changes:     $  2.34    3.93    2.86    2.58    1.83      (.50)     1.87     1.56     2.68     2.12     1.27
 Extraordinary item (2)   $    --      --      --     .25      --        --        --       --       --       --       --
 Effect of accounting
  changes                 $    --      --      --      --      --      (.30)       --       --       --       --       --
                          -------------------------------------------------------------------------------------------------------
 Net earnings (loss)      $  2.34    3.93    2.86    2.83    1.83      (.80)     1.87     1.56     2.68     2.12     1.27
                          =======================================================================================================
 Dividends paid           $  1.60    1.50    1.20    1.20    1.20      1.20      1.20     1.20     1.15      .90      .87
 Shareholders' interest
  (end of year)           $ 23.21   22.57   20.86   19.34   17.85     17.25     19.21    18.55    18.14    16.54    14.82
Financial position:
 Total assets:
  Weyerhaeuser            $10,968  10,359   9,750   9,087   8,566     7,551     7,556    7,371    6,983    6,418    5,889
  Real estate and
   financial services     $ 2,628   2,894   3,408   3,670   9,720     9,435     8,800    8,605    8,401    6,499    5,083
                          -------------------------------------------------------------------------------------------------------
                          $13,596  13,253  13,158  12,757  18,286    16,986    16,356   15,976   15,384   12,917   10,972
                          =======================================================================================================
 Long-term debt (net of
  current portion):
  Weyerhaeuser:
   Long-term debt         $ 3,546   2,983   2,713   2,998   2,659     2,195     2,168    1,502    1,644    1,540    1,412
   Capital lease obli-
    gations               $     2       2      --      --      --        --         7       23       37       51       63
   Convertible subordi-
    nated debentures      $    --      --      --      --     193       193       193       --       --       --       --
   Limited recourse
     income debenture     $    --      --      --      --     188       204       204      204      198      181      172
                          ------------------------------------------------------------------------------------------------------
                          $ 3,548   2,985   2,713   2,998   3,040     2,592     2,572    1,729    1,879    1,772    1,647
                          ======================================================================================================
  Real estate and
   financial services:
    Long-term debt        $   814   1,608   1,873   2,086   2,411     2,421     2,637    2,006    2,318    2,130    1,699
                          =======================================================================================================
 Redeemable preferred and
  preference shares
  (thousands):
  Weyerhaeuser            $    --      --      --      --      --        --        --       --       --       --   14,700
 Shareholders' interest   $ 4,604   4,486   4,290   3,966   3,646     3,489     3,864    4,148    4,044    3,714    3,251
 Percent earned on
  shareholders' interest     10.2%   18.2%   14.3%   15.2%   10.4%     (4.4)%     9.8%     8.3%    14.6%    12.8%     8.4%
Operating results:
 Net sales and revenues:
  Weyerhaeuser            $10,105  10,869   9,281   8,315   7,744     7,167     7,447    8,355    7,861    6,988    5,650
  Real estate and
   financial services     $ 1,009     919   1,117   1,230   1,522     1,606     1,619    1,826    1,467    1,397    1,241
                          ----------------------------------------------------------------------------------------------------
                          $11,114  11,788  10,398   9,545   9,266     8,773     9,066   10,181    9,328    8,385    6,891
                          ====================================================================================================
 Net earnings (loss) from
  continuing operations
  before extraordinary
  item and effect of
  accounting changes:
   Weyerhaeuser           $   434     981     576     459     332       (25)      340      377      516      379      180
   Real estate and
    financial services    $    29    (182)(1)  13      68      40       (76)       54      (36)      50       68       97
                          ----------------------------------------------------------------------------------------------------

                          $   463     799     589     527     372      (101)(3)   394      341(4)   566      447      277
 Extraordinary item (2)   $    --      --      --      52      --        --        --       --       --       --       --
 Effect of accounting
  changes                 $    --      --      --      --      --       (61)       --       --       --       --       --
                          ---------------------------------------------------------------------------------------------------
 Net earnings (loss)      $   463     799     589     579     372      (162)      394      341      566      447      277
                          ===================================================================================================
Statistics (unaudited):
 Number of employees       39,661  39,431  36,665  36,748  39,022     38,669   40,621   45,214   46,976   45,123   41,757
 Salaries and wages       $ 1,494   1,779   1,610   1,585   1,580      1,476    1,531    1,563    1,423    1,277    1,143
 Employee benefits        $   358     408     357     347     323        321      318      325      292      250      225
 Total taxes              $   559     736     618     577     443        173      446      403      511      467      310
 Timberlands (thousands
  of acres):
  U.S. fee ownership        5,326   5,302   5,587   5,512   5,592      5,488    5,592    5,664    5,775    5,813    5,904
  Long-term license
    arrangements           22,863  22,866  17,849  17,845  18,828     13,491   13,491   13,324   13,324   12,064   12,064
 Number of shareholder
  accounts at year-end:
  Common                   22,528  23,446  24,131  25,282  26,334     26,937   28,187   29,847   30,379   32,535   31,682
  Preferred                    --      --      --      --      --         --       --       12       25       26    1,825
  Preference                   --      --      --      --      --         --       --      443      351      106        7
 Average common and common
  equivalent shares
  outstanding (thousands) 198,318 203,525 205,543 204,866 203,373    201,578  203,673  204,331  207,785  202,544  195,456
-----------------------------------------------------------------------------------------------------------------------------

(1) 1995 results reflect a special charge for disposal of certain real estate assets of $290 million less related tax effect of $106 million, or $184 million.

(2) 1993 results reflect an extraordinary net gain as a result of extinguishing certain debt obligations of $86 million less related tax effect of $34 million, or $52 million.

(3) 1991 results reflect restructuring and other charges of $445 million less related tax effect of $162 million, or $283 million.

(4) 1989 results reflect net special items charges of $401 million less related tax effect of $141 million, or $260 million.

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